Filed Pursuant to Rule 424(b)(5)
Registration Nos. 333-121615
and 333-128398
PROSPECTUS SUPPLEMENT
(To prospectus dated January 14, 2005)
5,750,000 Shares
Whiting Petroleum Corporation
Common Stock

          We are offering 5,750,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “WLL.” On September 28, 2005, the last sale price of our common stock as reported on the New York Stock Exchange was $45.10 per share.
          Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-21 of this prospectus supplement.

	Per Share	Total

Public offering price	$43.60	$250,700,000
Underwriting discount	$1.635	$9,401,250
Proceeds, before expenses, to us	$41.965	$241,298,750
          The underwriters may also purchase up to an additional 862,500 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The shares will be ready for delivery on or about October 4, 2005.

Joint Book-Running Managers
Merrill Lynch & Co.
JPMorgan
Wachovia Securities

Banc of America Securities LLC	Lehman Brothers

KeyBanc Capital Markets	Raymond James	Petrie Parkman & Co.

RBC Capital Markets	Simmons & Company International

The date of this prospectus supplement is September 28, 2005.

ROCKY
MOUNTAINS
MICHIGAN
MID
CONTINENT
PERMIAN
GULF COAST
HEADQUARTERS
Denver, Colorado
FIELD OFFICES
WHITING PROPERTIES
NORTH WARD ESTES FIELD
POSTLE FIELD

Pro Forma Net Proved Reserves as of 7/1/05

	Oil (MMBbl)	Gas (Bcf)	Total (Bcfe)	Pre-Tax PV10 Value (MM$)	Percent of Total PV10
Permian Basin	113.0	85.6	763.6	$1,741.9	42%
Rocky Mountains*	43.1	121.8	380.6	$963.3	23%
Mid-Continent	41.4	36.2	284.7	$747.9	18%
Gulf Coast	3.9	99.6	123.3	$452.4	11%
Michigan	2.0	78.2	90.4	$249.4	6%
Total	203.5	421.4	1,642.6	$4,154.9	100%

* *Includes California reserves of 10.1 Bcfe and $32.0 MM PV10 and Canadian reserves of 5.6 Bcfe and $19.5 MM PV10*

PUMU
HMU
HMAU
WHMU
SHUCU

Postle Field

Texas County, Oklahoma

Morrow/Cherokee Development Program

Gross Wells as of August 4, 2005

Current CO_2 Flood Units

Projected CO_2 Flood Units

Additional Acreage

	Producer	Injector
Existing		
Planned		
New Drill/ Convert	48 / 38	39 / 47

N

1 Mile

WHITING

North Ward Estes Field
Ward & Winkler Counties, Texas
Yates Formation Development Program
Gross wells as of October 4th, 2005
Producer
Injector
Existing
Planned
New Drill / Convert existing
263/460
30/703
An 829 well refrac program includes 369 currently active wellbores and 460 wellbores which are currently inactive.
Current Waterflood Area
Waterflood Expansion Area
Additional Leasehold
N
1 Mile

Prospectus Supplement
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
          This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in the accompanying prospectus. In the event that the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.
          You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on their respective front covers. Our business, financial condition, results of operations and prospects may have changed since those dates.
          In this prospectus supplement, “we,” “us,” “our” or “ours” refer to Whiting Petroleum Corporation.

i

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS
          We have included below the definitions for certain oil and natural gas terms used in this prospectus supplement:
          “3-D seismic” Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.
          “Bbl” One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus supplement in reference to oil and other liquid hydrocarbons.
          “Bcf” One billion cubic feet of natural gas.
          “Bcfe” One billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.
          “completion” The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.
          “frac” The process of creating a hydraulic fracture by pumping fluid down an oil or gas well at high pressures for short periods of time. The hydraulic fracture allows hydrocarbons to move more freely through the rocks in which they are trapped.
          “Mcf” One thousand cubic feet of natural gas.
          “Mcfe” One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.
          “Mcfe/d” One Mcfe per day.
          “MMbbl” One million barrels of oil or other liquid hydrocarbons.
          “MMbtu” One million British Thermal Units.
          “MMcf” One million cubic feet of natural gas.
          “MMcf/d” One MMcf per day.
          “MMcfe” One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.
          “MMcfe/d” One MMcfe per day.
          “NGLs” Natural gas liquids.
          “PDNP” Proved developed nonproducing.
          “PDP” Proved developed producing.
          “plugging and abandonment” Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of many states require plugging of abandoned wells.
          “pre-tax PV10%” The present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated lease operating expense, production taxes and future development costs, using price and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, or Federal income taxes and discounted using an annual discount rate of 10%.
          “PUD” Proved undeveloped.

          “reservoir” A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.
          “Tcfe” One trillion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.
          “working interest” The interest in an oil and natural gas property (normally a leasehold interest) that gives the owner the right to drill, produce and conduct operations on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts, including, without limitation, statements regarding our future financial position, business strategy, projected revenues, earnings, costs, capital expenditures and debt levels, and plans and objectives of management for future operations, are forward-looking statements. When used in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference, words such as we “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include:

•	declines in oil or natural gas prices;

•	our level of success in exploitation, exploration, development and production activities;

•	the timing of our exploration and development expenditures, including our ability to obtain drilling rigs;

•	our ability to obtain external capital to finance acquisitions;

•	our ability to identify and complete acquisitions, including the completion of the acquisition of the North Ward Estes properties from Celero Energy, LP;

•	our ability to successfully integrate acquired businesses and properties, including our ability to realize cost savings from completed acquisitions, including the properties acquired and to be acquired from Celero Energy, LP;

•	unforeseen underperformance of or liabilities associated with acquired properties, including the properties acquired and to be acquired from Celero Energy, LP;

•	inaccuracies of our reserve estimates or our assumptions underlying them;

•	failure of our properties to yield oil or natural gas in commercially viable quantities;

•	uninsured or underinsured losses resulting from our oil and natural gas operations;

•	our inability to access oil and natural gas markets due to market conditions or operational impediments;

•	the impact and costs of compliance with laws and regulations governing our oil and natural gas operations;

•	risks related to our level of indebtedness and periodic redeterminations of our borrowing base under our credit facility;

•	our ability to replace our oil and natural gas reserves;

•	any loss of our senior management or technical personnel;

•	competition in the oil and natural gas industry;

•	risks arising out of our hedging transactions; and

•	other risks described under the caption “Risk Factors.”
          We assume no obligation, and disclaim any duty, to update the forward-looking statements in this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference.

PROSPECTUS SUPPLEMENT SUMMARY
          This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement, including “Risk Factors,” the accompanying prospectus and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus carefully before making a decision to invest in shares of our common stock.
About Our Company
          We are an independent oil and natural gas company engaged in exploitation, acquisition, exploration and production activities primarily in the Permian Basin, Rocky Mountains, Mid-Continent, Gulf Coast and Michigan regions of the United States.
          Since our inception in 1980, we have built a strong asset base and achieved steady growth through both property acquisitions and exploitation activities. During 2005, we have completed three separate acquisitions of producing properties and entered into a purchase and sale agreement for a fourth acquisition, which we expect will close on October 4, 2005, for an aggregate purchase price of $897.7 million. The proved reserves of the acquired properties are estimated to be approximately 801.9 Bcfe as of the acquisition effective dates, representing an average cost of $1.12 per Mcfe of estimated proved reserves acquired. As of July 1, 2005 and on a pro forma basis for these acquisitions, our estimated proved reserves totaled 1,642.6 Bcfe, representing an 89.8% increase in our proved reserves since January 1, 2005. Our pro forma estimated June 2005 average daily production was 233.0 MMcfe/d, representing a 24.0% increase over our December 2004 average daily production and implying a pro forma average reserve life of approximately 19.3 years.
          The following table summarizes our pro forma estimated proved reserves and pre-tax PV10% value in our core areas as of July 1, 2005 and our pro forma estimated June 2005 average daily production, in each case giving effect to our acquisition of the Postle properties, which closed on August 4, 2005, and our acquisition of the North Ward Estes and ancillary properties, which we expect to close on October 4, 2005, as if such acquisitions had occurred as of July 1, 2005. Pro forma June 2005 average daily production includes the actual production for the Postle properties and the North Ward Estes and ancillary properties during June 2005, which was prior to our acquisition of these properties.

						Pro Forma
	Pro Forma Proved Reserves					June 2005
						Average Daily
	Oil	Natural	Total	% Natural	Pre-Tax	Production
Core Area	(MMbbl)	Gas (Bcf)	(Bcfe)	Gas	PV10% Value	(MMcfe)

					(In millions)
Permian Basin(1)	113.0	85.6	763.6	11.2%	$1,741.9	67.3
Rocky Mountains(2)	43.1	121.8	380.6	32.0%	963.3	72.9
Mid-Continent(3)	41.4	36.2	284.7	12.7%	747.9	31.5
Gulf Coast	3.9	99.6	123.3	80.8%	452.4	43.4
Michigan	2.0	78.2	90.4	86.5%	249.4	17.9

Total	203.5	421.4	1,642.6	25.7%	$4,154.9	233.0

(1)	Pro forma to include estimated proved reserves of 76.9 MMbbl oil, 31.3 Bcf gas and 492.5 Bcfe total, a pre-tax PV10% value of $922.5 million and 27.6 MMcfe of June 2005 average daily production for the North Ward Estes and ancillary properties.

(2)	Includes total estimated proved reserves of 10.1 Bcfe and a pre-tax PV10% value of $32.0 million in California and total estimated proved reserves of 5.6 Bcfe and a pre-tax PV10% value of $19.5 million in Canada.

(3)	Pro forma to include estimated proved reserves of 37.9 MMbbl oil, 14.2 Bcf gas and 241.5 Bcfe total, a pre-tax PV10% value of $643.1 million and 25.3 MMcfe of June 2005 average daily production for the Postle properties.

          We expect to continue to build on our successful acquisition track record and seek property acquisitions that complement our existing core properties. Additionally, we believe that our significant drilling inventory, combined with our operating experience and efficient cost structure, provide us with significant organic growth opportunities. We have budgeted $160 million to $180 million for development drilling capital expenditures in 2005. Through August 31, 2005, we have invested $93.4 million of our budgeted expenditures for the drilling of 152 gross (73 net) wells with 137 productive wells, representing a 90% success rate. Based on current availability and access to drilling rigs in our areas of operations, we anticipate significant drilling activity during the remainder of the year.
Celero Acquisitions
          On July 26, 2005, we announced that we had entered into two purchase and sale agreements with Celero Energy, LP, or Celero, to acquire the operated interests in two producing oil and gas fields as well as positions in several other smaller fields, totaling 734.0 Bcfe of estimated proved reserves. We closed on the acquisition of properties in the Postle Field, located in the Oklahoma Panhandle, on August 4, 2005. We expect to close on the acquisition of properties in the North Ward Estes Field and certain other smaller fields, located in the Permian Basin, on October 4, 2005, subject to standard closing conditions.
          The effective date of both acquisitions will be July 1, 2005. At announcement, the total purchase price was approximately $802.2 million comprised of $343 million in cash paid at the closing of the Postle properties and $442 million in cash to be paid, and 441,500 shares of our common stock to be issued, at the closing of the North Ward Estes properties. We funded the acquisition of the Postle properties through borrowings under the credit agreement of Whiting Oil and Gas Corporation, our wholly-owned subsidiary. We expect to use the net proceeds from this offering and our senior subordinated notes private placement described below to pay the cash portion of the purchase price for the acquisition of the North Ward Estes properties and to repay a portion of the debt currently outstanding under Whiting Oil and Gas Corporation’s credit agreement that we incurred in connection with the acquisition of the Postle properties.
          None of the completion of this offering, the completion of our senior subordinated notes private placement or the completion of our acquisition of the North Ward Estes properties is contingent upon the other. If the senior subordinated notes private placement is not completed, then we will fund the remaining cash portion of the purchase price for the acquisition of the North Ward Estes properties through borrowings under Whiting Oil and Gas Corporation’s existing credit agreement.
          Postle Field. The Postle Field, located in Texas County, Oklahoma, includes five producing units and one producing lease covering a total of approximately 25,600 gross acres (24,223 net) with working interests of 94% to 100%. Three of the units are currently under CO2 enhanced recovery projects. There are currently 88 producing wells and 78 injection wells completed in the Morrow zone at 6,100 feet. The Postle properties produced at an estimated average net daily rate of 4,090 barrels of oil (including NGLs) and 735 Mcf of natural gas during the month of June 2005. In the Postle Field, the estimated proved reserves are 53% PDP, 4% PDNP and 43% PUD.
          The Postle Field was initially developed in the early 1960’s and unitized for waterflood in 1967. Enhanced recovery projects using CO2 were initiated in 1995 and continue in three of the five units. We plan to expand the current CO2 projects into the rest of the units. These expansion projects include the restoration of shut-in wells and the drilling of new producing and injection wells. This expansion work is underway, with two drilling rigs and six workover rigs currently active in the field.
          In connection with the acquisition of the Postle properties, we acquired 100% ownership of the Dry Trails Gas Plant located in the Postle field. This gas processing plant separates CO2 gas from the produced wellhead mixture of hydrocarbon and CO2 gas, so that CO2 gas can be reinjected into the producing formation. Plans are underway to increase the plant capacity from its current capacity of 43 MMcf/ d to 83 MMcf/ d by 2007 to support the expanded CO2 injection projects.
          We also acquired a 60% interest in the 120 mile TransPetco operated CO2 transportation pipeline serving the Postle Field, thereby assuring the delivery of CO2 at a fair tariff. A long-term CO2 purchase agreement was recently executed with a major integrated oil and gas company to provide the necessary CO2 for the expansion planned in the field.
          North Ward Estes. The North Ward Estes Field includes six base leases with 100% working interest in 58,000 gross and net acres in Ward and Winkler Counties, Texas. There are currently approximately 580 producing wells and 180 injection wells. The Yates formation at 2,600 feet is the primary producing zone with additional production from other zones including the Queen at 3,000 feet. As part of this acquisition, we will also acquire the rights to deeper horizons under 34,590 gross acres in the North Ward Estes Field. The North Ward Estes properties produced at an estimated average net daily rate of 3,160 barrels of oil (including NGLs) and 2,080 Mcf of natural gas during the month of June 2005. In the North Ward Estes Field, the estimated proved reserves are approximately 16% PDP, 17% PDNP and 67% PUD.
          The North Ward Estes Field was initially developed in the 1930’s and full scale waterflooding was initiated in 1955. A CO2 enhanced recovery project was implemented in the core of the field in 1989, but was terminated in 1996 after a successful top lease by a third party. We plan to expand the waterflood operations in the field as well as reinitiate a CO2 project in 2007.
          Included in the North Ward Estes acquisition are interests in certain other fields encompassing approximately 51,200 gross acres (33,000 net). These other fields include approximately 800 oil and gas wells within the Permian Basin of Texas and New Mexico. These properties produced at an estimated average net daily rate of 780 barrels of oil (including NGLs) and 1,880 Mcf of natural gas during the month of June 2005. Combining the North Ward Estes and other fields, the estimated proved reserves of 492.5 Bcfe are approximately 20% PDP, 16% PDNP and 64% PUD.
          Low Cost Acquisition in Core Operational Areas. Based on the purchase price, at announcement, of approximately $802.2 million and estimated proved reserves of 734.0 Bcfe as of the effective date of the acquisitions, we are acquiring the Celero properties for approximately $1.09 per Mcfe of estimated proved reserves. Upon closing of the North Ward Estes properties in October 2005, we will add estimated proved reserves of 492.5 Bcfe to our Permian Basin region, making it our largest region comprising 46.5% of our pro forma total estimated proved reserves as of July 1, 2005, up from 32% as of January 1, 2005. Our addition of the Postle Field estimated proved reserves of 241.5 Bcfe increased our Mid-Continent region reserves to 17.3% of our pro forma total estimated proved reserves as of July 1, 2005, up from 3% as of January 1, 2005.
          Additional Near-Term Celero Property Development Opportunities. The aggregate estimated total proved reserves for the Celero properties are approximately 31% PDP, 12% PDNP and 57% PUD. The maps on the inside front cover of this prospectus supplement illustrate the wells that we plan to drill on these properties. An active development program is underway, and we expect to commit to capital expenditures of approximately $197 million from July 2005 through 2006. Total capital expenditures of approximately $533 million, including $166 million for CO2 purchases, are estimated to be required for future development of the proved reserves. In total, we expect to spend approximately 80% of the $533 million of total development capital over the next 5 1/2 years. The addition of the future $533 million capital expenditures to the approximately $802 million acquisition price would yield an all-in acquisition and development cost of $1.82 per Mcfe.
          Integration Plan. We have offered employment to Celero’s 45 field level employees, many of whom have extensive experience in the acquired fields. In addition, we will assume Celero’s Midland, Texas, office lease and have offered employment to most of the 33 technical and support office staff. We expect that the acquired properties will continue to be operated and managed by the current personnel and the ongoing development activity to continue without interruption. In addition to the benefits of field level continuity, we believe that there are meaningful opportunities to share technical expertise between our existing staff and Celero’s employees to the benefit of both the Celero properties and our existing properties.

Other Recent Acquisitions
          Institutional Partnerships Interests. On June 23, 2005, we completed our acquisition of all of the limited partnership interests in three institutional partnerships managed by our wholly-owned subsidiary Whiting Programs, Inc. The purchase price was $30.5 million for estimated proved reserves of approximately 17.4 Bcfe as of the acquisition effective date, resulting in a cost of $1.75 per Mcfe of estimated proved reserves. The partnership properties are located in Louisiana, Texas, Arkansas, Oklahoma and Wyoming. The average daily production from the properties was 4.0 MMcfe/d as of the effective date of the acquisition. We funded the acquisition using cash on hand.
          Green River Basin. On March 31, 2005, we completed our acquisition of operated interests in five producing gas fields in the Green River Basin of Wyoming. The purchase price was $65.0 million for estimated proved reserves of approximately 50.5 Bcfe as of the acquisition effective date, resulting in a cost of $1.29 per Mcfe of estimated proved reserves. We operate approximately 95% of the average daily production from the properties, which was 6.3 MMcfe/d as of the effective date of the acquisition. We funded the acquisition through borrowings under our wholly-owned subsidiary Whiting Oil and Gas Corporation’s credit agreement.
Business Strategy
          Our goal is to generate meaningful growth in both production and free cash flow by investing in oil and gas projects with attractive rates of return on capital employed. To date, we have achieved this goal largely through the acquisition of additional reserves in our core areas. Based on the extensive property base we have built, we now have several economically attractive opportunities to exploit and develop our oil and natural gas properties and explore our acreage positions for production growth and additional proved reserves. Specifically, we have focused, and plan to continue to focus, on the following:
          Developing and Exploiting Existing Properties. Our existing property base and our acquisitions over the past two years have provided us with significant low-risk opportunities for exploitation and development drilling. Including the Celero acquisitions, we currently have an identified drilling inventory of approximately 1,300 gross wells that we believe will add substantial production over the next five years. Our drilling inventory consists largely of the development of our proved undeveloped reserves for which we have spent significant time evaluating the costs and expected results.
          Additionally, we have several opportunities to apply enhanced recovery techniques that we expect will increase proved reserves and extend the productive lives of our mature fields. Once integrated, we anticipate meaningfully increasing production from the Celero properties through the use of secondary and tertiary recovery techniques, including water and CO2 floods. Our existing expertise, as well as the expertise of the Celero field employees we expect to retain subsequent to the acquisition, should enable us to effectively implement these recovery techniques over the next several years.
          Growing Through Accretive Acquisitions. Since our initial public offering in November 2003, we have announced eleven acquisitions totaling 1.2 Tcfe of estimated total proved reserves. Our experienced team of management, engineering and geoscience professionals has developed and refined an acquisition program designed to increase reserves and complement our existing properties, including identifying and evaluating acquisition opportunities, negotiating and closing purchases, and managing acquired properties. As a result of our disciplined approach, we have achieved significant growth in our core areas at an average cost of $1.16 per Mcfe of proved reserves through these eleven acquisitions.
          Pursuing High-Return Organic Reserve Additions. Our strategy includes the allocation of 10% to 20% of our annual drilling budget to higher risk projects, including step-out development drilling, trend extensions and exploration, that we believe will add substantially to our proved reserves and cash flow. Although exploration has not been the most significant driver of our growth, we believe that we can prudently and successfully grow in part through exploratory activities given our technical team’s experience with advanced drilling techniques and our expanded base of operations. Pro forma for the Celero acquisitions, we own interests in approximately 555,100 gross (333,000 net) undeveloped acres as well as additional rights to deeper horizons within many of our developed acreage positions.
          Disciplined Financial Approach. Our goal is to remain financially strong, yet flexible, through the prudent management of our balance sheet and active management of commodity price volatility. We have historically funded our acquisitions and growth activity through a combination of equity and debt issuances, bank borrowings and internally generated cash flow, as appropriate, to maintain our strong financial position. To support cash flow generation on our existing properties and secure acquisition economics, we periodically enter into derivative contracts. Typically, we use no-cost collars to provide an attractive base commodity price level while maintaining the ability to benefit from improvements in commodity prices.
Competitive Strengths
          We believe that our key competitive strengths lie in our balanced asset portfolio, our experienced management and technical team and our commitment to effective application of new technologies.
          Balanced, Long-Lived Asset Base. As of July 1, 2005 and pro forma for the Celero acquisitions, we had interests in 8,583 productive wells across 974,200 gross (482,100 net) developed acres in our five core geographical areas. We believe this geographic mix of properties and organic drilling opportunities, combined with our continuing business strategy of acquiring and exploiting properties in these areas, presents us with multiple opportunities for success in executing our strategy because we are not dependent on any particular producing regions or geological formations. As a result of the Celero acquisitions, we have enhanced the production stability and reserve life of our developed reserves. Additionally, the Celero properties contain identifiable growth opportunities to significantly increase production in the near- and intermediate-term.
          Experienced Management Team. Our management team averages over 25 years of experience in the oil and natural gas industry. Our personnel have extensive experience in each of our core geographical areas and in all of our operational disciplines. In addition, each of our acquisition professionals has at least 20 years of experience in the evaluation, acquisition and operational assimilation of oil and natural gas properties.
          Commitment to Technology. In each of our core operating areas, we have accumulated detailed geologic and geophysical knowledge and have developed significant technical and operational expertise. In recent years, we have developed considerable expertise in conventional and 3-D seismic imaging and interpretation. Our technical team has access to approximately 1,294 square miles of 3-D seismic data, digital well logs and other subsurface information. This data is analyzed with state of the art geophysical and geological computer resources dedicated to the accurate and efficient characterization of the subsurface oil and gas reservoirs that comprise our asset base. Computer applications, such as the WellView® software system, enable us to quickly generate reports and schematics on our wells. In addition, our information systems enable us to update our production databases through daily uploads from hand held computers in the field. This commitment to technology has increased the productivity and efficiency of our field operations development activities.

Major Development Plans
          We are engaged in drilling activities throughout our core regions. The following tables set forth the number of productive and non-productive wells we have drilled through August 31, 2005, the estimated number of remaining wells we expect to drill in 2005 and our estimated capital expenditures during 2005 both for our company including the Celero properties from their dates of acquisition and for the Celero properties separately from their dates of acquisition. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and quantities of reserves found or economic value.

Whiting Petroleum Corporation (Including Celero)

	Permian	Rocky		Mid-Continent/
	Basin	Mountains	Gulf Coast	Michigan	Total

Wells drilled during 2005 (gross/net)
Productive	39/24.3	57/22.0	18/9.7	23/8.1	137/64.1
Non-productive	5/3.7	6/3.2	1/0.2	3/2.1	15/9.2
Estimated remaining wells to be drilled in 2005 (gross/net)	93/73.0	51/35.2	22/17.4	13/10.9	179/136.5
Estimated maximum capital expenditures during 2005 (in millions)	$54	$54	$39	$33	$180

Celero

North
	Ward Estes	Postle	Total

Wells drilled during 2005 (gross/net)
Productive	—	2/2.0	2/2.0
Non-productive	—	—	—
Estimated remaining wells to be drilled in 2005 (gross/net)	58/58.0	7/7.0	65/65.0
Estimated maximum capital expenditures during 2005 (in millions)	$29	$18	$47

Permian Basin
          North Ward Estes Field. The map on the inside front cover of this prospectus supplement illustrates the wells that we plan to drill on the North Ward Estes Field properties. An active workover and drilling program is underway with five shallow drilling rigs, 15 workover rigs and one intermediate depth rig active in the field. Capital expenditures of approximately $417 million are estimated to be required for future development of the North Ward Estes Field, including approximately $127 million for CO2 purchases, which will be capitalized, and approximately $290 million for tangible and intangible workover and drilling costs. As of July 1, 2005, our pro forma estimated proved reserves in the North Ward Estes Field had a pre-tax PV10% value of approximately $853.1 million.
          An active refracturing program in the Yates formation in the North Ward Estes Field is underway. The new stimulations have been successful in repairing wellbore damage and opening additional pay. Over 100 refracs have been performed during 2005 and they continue at a pace of approximately eight to ten per week. Development projects, including waterflood restoration, infill drilling and lateral extension of the Yates reservoir, are also underway. The waterflood restoration program includes reactivation of shut-in producing wells and injection wells as well as the drilling of new wells to complete waterflood patterns. Additional drilling plans include 10 acre infill wells and step-out wells extending the Eastern edge of the Yates reservoir. Approximately 60 wells have undergone workovers and about 50 new wells have been drilled during 2005.
          Development plans for future years include the reactivation and expansion of the CO2 flood in the Yates formation, which was active in the field from 1989 through 1996. The CO2 development plans are scheduled to begin in 2007 following the restoration and expansion of the waterflood operation.

          The intermediate depth drilling rig is active in the North Ward Estes Field drilling deeper pays, primarily the Penn formation. Three Penn wells have been drilled in 2005, with two on production and the third completing. A fourth Penn well is currently drilling. Other deeper horizons to be tested with additional drilling target the Montoya and Ellenburger.
          Parkway Field. We own a non-operated position in the Parkway (Delaware) Unit located in Eddy County, New Mexico. Production is from three sands within the Brushy Canyon, a sub group of the Delaware. This field is under active waterflood, and the operator is converting the 5 spot flood to a 9 spot pattern. Six wells have been drilled during 2005 and additional drilling is scheduled later in 2005 or early 2006. As of July 1, 2005, our estimated proved reserves in the Parkway Field had a pre-tax PV10% value of approximately $127.8 million
          Would Have Field. We have continued development of this field with a total of nine wells drilled during 2005 targeting the Clearfork — Would Have, Dillard and the Canyon Reef. We have purchased additional interests on the east side of the property and are moving forward with the expansion of the waterflood to the east side of the field. As of July 1, 2005, our estimated proved reserves in the Would Have Field had a pre-tax PV10% value of approximately $104.5 million.
          Keystone Field. Currently, two drilling rigs are drilling Wichita Albany test wells in the Keystone Field. We have plans to keep one to two rigs active in the field for the remainder of the year drilling Wichita Albany, Devonian and possibly Ellenburger objectives. We completed a 3-D seismic survey over this field in June 2005 and are using this information to refine these drilling targets and identify additional objectives in this multi-pay field. As of July 1, 2005, our estimated proved reserves in the Keystone Field had a pre-tax PV10% value of approximately $82.1 million.
          Parks Field. This field is located in Stephens County, Texas and produces from several reservoirs, with primary production from the Caddo Lime at a depth of approximately 3,200 feet. This reservoir in Parks Field was never waterflooded and our plans are to re-drill the wells and install a waterflood. During 2005, we have drilled a total of nine Caddo formation wells. We are in the process of completing these wells. As of July 1, 2005, our estimated proved reserves in the Parks Field had a pre-tax PV10% value of approximately $73.2 million.
          Signal Peak Field. We have participated in the drilling of four Wolfcamp wells in the Signal Peak Field during 2005. Two of these wells have been completed, drilling operations on the remaining two wells have just finished and completion operations are underway. Additional drilling is scheduled later in 2005. As of July 1, 2005, our estimated proved reserves in the Signal Peak Field had a pre-tax PV10% value of approximately $62.7 million.

Rocky Mountains Region
          In the Williston Basin of North Dakota and Montana, we are currently operating two rigs capable of drilling new wells. We have also signed a contract for a third rig, which is scheduled to be delivered in October 2005. In addition, we have been utilizing a smaller rig to drill horizontal casing exits and the horizontal sections on existing wells.
          Big Stick (Madison) Unit. During early summer 2005, a 3-D seismic survey was completed over the Big Stick Field. The objective of this survey was to help us better understand the unitized formation, the Madison, and to identify additional deeper drilling opportunities in the Duperow and Red River. In early 2004, the Egly 20-1 well was placed on production as a Red River gas well. In May 2005, the Egly achieved a cumulative production of over one Bcf of gas. Information from the 3-D seismic survey indicates we have additional Red River opportunities in the field. As of July 1, 2005, our estimated proved reserves in the Big Stick Field had a pre-tax PV10% value of approximately $124.2 million.
          Nisku A Drilling Program. During 2005, we have drilled a total of eight casing exit and grassroot horizontal Nisku “A” wells. Currently, we have 14 Nisku wells on production and one is being completed. As of July 1, 2005, our estimated proved reserves in the Nisku A had a pre-tax PV10% value of approximately $115.2 million.

          Siberia Ridge Field. In the Siberia Ridge Field, we currently have 21 approved permits. Drilling was initiated in early September 2005. We plan to drill seven wells by the end of 2005. A total of 44 potential infill locations exist on our leases in the Siberia Ridge Field. As of July 1, 2005, our estimated proved reserves in the Siberia Ridge Field had a pre-tax PV10% value of approximately $52.7 million.
          Hiawatha West Field. Early in 2005, three wells were drilled in the Hiawatha West Field. These wells could not be completed at that time due to lease restrictions regarding wildlife in the area. In July 2005, drilling operations resumed, and in mid-August completion operations were initiated. Currently, we have fracture stimulated five of the wells and we are drilling our seventh well. We plan to have drilled and completed a total of ten wells by the end of 2005. As of July 1, 2005, our estimated proved reserves in the Hiawatha West Field had a pre-tax PV10% value of approximately $37.4 million.

Mid-Continent Region
          Postle Field. The map on the inside front cover of this prospectus supplement illustrates the wells that we plan to drill on the Postle Field properties. An active workover and drilling program is underway with two drilling rigs and six workover rigs currently active in the field. Approximately $111 million of capital expenditures are estimated to be required for future development of the Postle Field, including $39 million for CO2 purchases, which will be capitalized, and $1 million related to the PDNP reserves, which includes returning wells to production and workovers. Development of the PUD reserves will require an estimated $93 million of capital expenditures, including approximately $22 million of CO2 purchases. The workovers are targeted at restoring production in shut-in wells and improving production and injection volumes in active wells. New wells are being drilled to optimize patterns in the existing CO2 projects as well as expand the waterflood and CO2 floods into additional areas. Work has also commenced to expand the capacity of the Dry Trails Gas Plant to handle the increased volumes of wellhead CO2 and hydrocarbon gas that will be associated with the expansion plans. As of July 1, 2005, our pro forma estimated proved reserves in the Postle Field had a pre-tax PV10% value of approximately $643.1 million.

Gulf Coast Region
          South Midway Field. We are engaged in an active drilling program in the South Midway Field. South Midway is operated by EOG Resources, Inc. and a typical well targets multiple geo-pressured Lower Frio sands below 10,000 feet. A typical well will penetrate up to a dozen productive sands. Multiple fracture stimulation treatments are performed to allow these wells to produce. Additional pay exists behind pipe and will be produced once the existing production drops off. This drilling program has been aided by the use of a 25 square mile 3-D seismic survey that was acquired prior to initiating the drilling. We estimate that a total of ten wells will be drilled in South Midway during 2005. As of July 1, 2005, our estimated proved reserves in the South Midway Field had a pre-tax PV10% value of approximately $116.3 million.
          Stuart City Reef Trend. We are continuing development of both the Edwards Reservoir at approximately 14,000 feet and the Wilcox reservoir at approximately 10,000 feet. The Edwards is being accessed with high angle well bores. Currently, we have one rig actively drilling Edwards wells. Our initial well, the Julia Mott 7-H was productive. The second well, the Pohl #3H is being completed and drilling operations have just begun on the Eilers #3H. Seven Wilcox wells have been drilled in 2005, of which four are productive and one well is being completed. The first horizontal well, the Pinson Slaughter 2H, was drilled in March 2005. This well tested the Speary oil reservoir at the base of the Wilcox. As of July 1, 2005, our estimated proved reserves in the Stuart City Reef Trend had a pre-tax PV10% value of approximately $82.0 million.
          Agua Dulce Field. Additional seismic information was acquired last year over the Agua Dulce Field. Information analyzed from this data has led to the selection of six additional well locations in the Agua Dulce Field. Arrangements have been made to move a rig into the field in October 2005 and to initiate a continuous drilling program in the field that will extend into 2006. As of July 1, 2005, our estimated proved reserves in the Agua Dulce Field had a pre-tax PV10% value of approximately $54.2 million.

Michigan Region
          Clayton Field. Drilling operations are being completed on the second of two wells drilled in the Clayton field. The target reservoir for these wells is the Glenwood and the Prairie du Chein. These wells were drilled utilizing a slight underbalance condition while drilling the pay zones. Additional hydrocarbons were encountered in a zone that had not previously produced. The first well, the Clayton Unit 44-31 was completed in this new zone and initial production rates and reservoir pressure have been strong. As of July 1, 2005, our estimated proved reserves in the Clayton Field had a pre-tax PV10% value of approximately $44.6 million.
Credit Agreement
          On August 31, 2005, Whiting Oil and Gas Corporation, our wholly-owned subsidiary, entered into a $1.2 billion credit agreement with a syndicate of lending institutions. This credit agreement increased our borrowing base to $675.0 million from $550.0 million under our prior credit agreement. Our borrowing base under the credit agreement will increase to $850.0 million after the closing of our acquisition of the North Ward Estes properties, which we expect to occur on October 4, 2005, which will be offset by a reduction in our borrowing base of $62.5 million upon the closing of our senior subordinated notes private placement described below, resulting in a borrowing base of $787.5 million. As of August 31, 2005, we had borrowed $391.2 million under the credit agreement to refinance the outstanding balance under our prior credit agreement that we incurred in connection with the acquisition of the Postle properties. For more information about our credit agreement, see our Current Report on Form 8-K, dated August 31, 2005, filed with the Securities and Exchange Commission, or SEC.
Senior Subordinated Notes Private Placement
          Concurrently with this offering of our common stock, we intend to offer senior subordinated unsecured notes in an aggregate principal amount of $250.0 million maturing in 2014 bearing interest at 7% in a private placement exempt from registration under the Securities Act of 1933. On September 28, 2005, we entered into a purchase agreement with the initial purchasers of the notes with respect to the private placement. We expect to use the net proceeds from the private placement of our senior subordinated notes, in addition to the proceeds of this offering, to pay the cash portion of the purchase price for the acquisition of the North Ward Estes properties and to repay a portion of the debt currently outstanding under Whiting Oil and Gas Corporation’s credit agreement that we incurred in connection with the acquisition of the Postle properties. The offering of the senior subordinated notes will be conducted as a separate private placement pursuant to Rule 144A of the Securities Act of 1933 by means of a separate offering memorandum. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of any offer to buy any of such senior subordinated notes.
          None of the completion of this offering, the completion of our senior subordinated notes private placement or the completion of our acquisition of the North Ward Estes properties is contingent upon the other. If the senior subordinated notes private placement is not completed, then we will fund the remaining cash portion of the purchase price for the acquisition of the North Ward Estes properties through borrowings under Whiting Oil and Gas Corporation’s existing credit agreement.
Corporate Information
          Whiting Petroleum Corporation was incorporated in Delaware on July 18, 2003 for the sole purpose of becoming a holding company of Whiting Oil and Gas Corporation in connection with our initial public offering. Whiting Oil and Gas Corporation was incorporated in Delaware in 1983.
          Our principal executive offices are located at 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300, and our telephone number is (303) 837-1661.

The Offering
          The following is a brief summary of some of the terms of this offering. For a more complete description of our common stock, see “Description of Capital Stock” in the accompanying prospectus.

Common stock offered	5,750,000 shares

Shares outstanding after the offering	35,980,523 shares

Use of proceeds	We expect to use the net proceeds from this offering, together with the net proceeds from the senior subordinated notes private placement, to pay the cash portion of the purchase price for the acquisition of the North Ward Estes properties and to repay a portion of the debt currently outstanding under Whiting Oil and Gas Corporation’s credit agreement that we incurred in connection with the acquisition of the Postle properties. None of the completion of this offering, the completion of our senior subordinated notes private placement or the completion of our acquisition of the North Ward Estes properties is contingent upon the other. If the senior subordinated notes private placement is not completed, then we will fund the remaining cash portion of the purchase price for the acquisition of the North Ward Estes properties through borrowings under our existing credit agreement. See “Use of Proceeds.”

Risk factors	Please read “Risk Factors” and the other information in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange Symbol	“WLL”
          The number of shares outstanding after the offering is based on 29,789,023 shares outstanding as of September 1, 2005, and includes the 441,500 shares of our common stock we expect to issue to Celero in connection with our acquisition of the North Ward Estes properties on October 4, 2005. If the over-allotment option is exercised in full, we will issue and sell an additional 862,500 shares of our common stock.

Summary Historical and Unaudited Pro Forma Financial Information
          The following summary historical financial information for the year ended December 31, 2004 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes. The following summary historical financial information for the six months ended June 30, 2005 has been derived from, and is qualified by reference to, our unaudited consolidated financial statements and related notes. This information is only a summary and you should read it in conjunction with our financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year. Our historical financial information includes the results of our recent acquisitions beginning on the following dates: Green River Basin, March 31, 2005; and Institutional Partnership Interests, June 23, 2005.
          The following summary unaudited pro forma financial information for the year ended December 31, 2004 and the six months ended June 30, 2005 has been derived from our unaudited pro forma financial statements and related notes included elsewhere in this prospectus supplement. This information is only a summary and you should read it in conjunction with material contained in “Unaudited Pro Forma Financial Statements” in this prospectus supplement and our and Celero’s historical financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary unaudited pro forma financial information gives effect to our acquisition of the Postle properties, which closed on August 4, 2005, our acquisition of the North Ward Estes properties, which we expect to close on October 4, 2005, this offering, the senior subordinated notes private placement and the use of the net proceeds from this offering and the senior subordinated notes private placement to pay the cash portion of the purchase price for the acquisition of the North Ward Estes properties and to repay a portion of the debt we incurred in connection with the acquisition of the Postle properties as if such transactions had occurred as of January 1, 2004. This summary unaudited pro forma financial information does not reflect the pro forma effect of any of our other recent acquisitions.

			Whiting
	Whiting		Petroleum	Pro Forma
	Petroleum	Pro Forma	Corporation	for the
	Corporation	for the	Six Months	Six Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	June 30,	June 30,
	2004	2004	2005	2005

	(In millions, except per share data)
Consolidated Income Statement Information:
Revenues:
Oil and gas sales	$281.1	$379.4	$221.4	$289.4
Loss on oil and gas hedging activities	(4.9)	(4.9)	(6.9)	(6.9)
Gain on sale of marketable securities	4.8	4.8	—	—
Gain on sale of oil and gas properties	1.0	1.0	—	—
Interest income and other	0.1	0.1	0.2	0.2

Total revenues	$282.1	$380.4	$214.7	$282.7
Costs and expenses:
Lease operating	$54.2	$79.8	$42.9	$61.2
Production taxes	16.8	22.1	14.5	19.3
Depreciation, depletion and amortization	54.0	73.5	41.1	52.0
Exploration and impairment	6.3	8.0	7.4	8.4
General and administrative	20.9	26.7	13.5	15.9
Interest expense	15.9	50.3	13.4	30.6

Total costs and expenses	$168.1	260.4	$132.8	$187.4

Income before income taxes	$114.0	$120.0	$81.9	$95.3
Income tax expense	(44.0)	(46.3)	(31.6)	(36.8)

Net income	$70.0	73.7	$50.3	$58.5

Net income per common share, basic	$3.38	$2.74	$1.69	$1.63

Net income per common share, diluted	$3.38	$2.73	$1.69	$1.63

Other Financial Information:
EBITDA(1)	$183.9	$243.8	$136.4	$177.9

(1)	We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States, or GAAP. Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.
The following table presents a reconciliation of net income to EBITDA:

			Whiting
	Whiting		Petroleum	Pro Forma
	Petroleum	Pro Forma	Corporation	for the
	Corporation	for the	Six Months	Six Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	June 30,	June 30,
	2004	2004	2005	2005

	(In millions)
Net income	$70.0	$73.7	$50.3	$58.5
Income tax expense	44.0	46.3	31.6	36.8
Interest expense	15.9	50.3	13.4	30.6
Depreciation, depletion and amortization	54.0	73.5	41.1	52.0

EBITDA	$183.9	$243.8	$136.4	$177.9

Summary Historical and Pro Forma Reserve and Operating Data
          The following tables present summary information regarding our estimated net proved oil and natural gas reserves as of December 31, 2004 and as of July 1, 2005, and our operating data for the year ended December 31, 2004 and the six months ended June 30, 2005. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC and, except as otherwise indicated, give no effect to federal or state income taxes. Our historical operating data includes results from our recent acquisitions beginning on the following dates: Green River Basin, March 31, 2005; and Institutional Partnership Interests, June 23, 2005. Our reserve data as of July 1, 2005 includes reserves from such acquisitions. The summary pro forma reserve data below gives effect to our acquisition of the Postle properties, which closed on August 4, 2005, and our acquisition of the North Ward Estes properties, which we expect to close on October 4, 2005, as if such acquisitions had occurred as of July 1, 2005. The summary pro forma operating data below gives effect to our acquisitions of the Postle properties and the North Ward Estes properties as if such acquisitions had occurred as of January 1, 2004. The summary pro forma operating data do not reflect the pro forma effect of our other recent acquisitions.

	Whiting	Whiting
	Petroleum	Petroleum
	Corporation	Corporation	Pro Forma
	as of	as of	as of
	December 31,	July 1,	July 1,
	2004	2005	2005

Reserve Data:
Total estimated net proved reserves:
Natural gas (Bcf)	339.9	375.9	421.4
Oil (MMbbls)	87.6	88.8	203.5
Total (Bcfe)	865.4	908.6	1,642.6
Estimated net proved developed reserves:
Natural gas (Bcf)	242.6	271.0	299.0
Oil (MMbbls)	60.6	64.7	112.5
Total (Bcfe)	606.4	659.4	974.1
Estimated future net revenues before income taxes (in millions)	$3,424.8	$4,930.4	$8,789.6
Present value of estimated future net revenues before income taxes (in millions)(1)(2)	$1,851.6	$2,589.4	$4,154.9
Standardized measure of discounted future net cash flows (in millions)(3)	$1,312.1	$1,752.1	$2,843.5

			Whiting
	Whiting		Petroleum	Pro Forma
	Petroleum	Pro Forma	Corporation	for the
	Corporation	for the	Six Months	Six Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	June 30,	June 30,
	2004	2004	2005	2005

Operating Data:
Net production:
Natural gas (Bcf)	25.1	25.8	15.0	15.6
Oil (MMbbls)	3.7	6.1	3.0	4.3
Total (Bcfe)	47.0	62.6	32.7	41.6
Net sales (in millions)(4):
Natural gas	$139.4	$143.6	$85.5	$89.3
Oil	$141.7	$235.8	$135.9	$200.1
Total	$281.1	$379.4	$221.4	$289.4
Average sales price:
Natural gas (per Mcf)	$5.56	$5.56	$5.71	$5.72
Effect of natural gas hedges on average price (per Mcf)	$—	$—	$—	$—

Natural gas net of hedging (per Mcf)	$5.56	$5.56	$5.71	$5.72

Oil (per Bbl)	$38.72	$38.47	$46.03	$46.16
Effect of oil hedges on average price (per Bbl)	$(1.33)	$(0.80)	$(2.35)	$(1.60)

Oil net of hedging (per Bbl)	$37.39	$37.67	$43.68	$44.56

Additional data (per Mcfe):
Lease operating expenses	$1.15	$1.28	$1.31	$1.47
Production taxes	$0.36	$0.35	$0.44	$0.46
Depreciation, depletion and amortization expenses	$1.15	$1.17	$1.26	$1.25
General and administrative expenses, net of reimbursements	$0.45	$0.43	$0.41	$0.38

(1)	The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis.

(2)	Average wellhead prices, inclusive of adjustments for quality and location used in determining future net revenues, were $40.58 per barrel for oil and $5.56 per Mcf for natural gas at December 31, 2004 and $53.27 per barrel and $6.92 Mcf at June 30, 2005.

(3)	The standardized measure of discounted future net cash flows represents the present value of future cash flows after income taxes discounted at 10%.

(4)	Before consideration of hedging transactions.

Pro Forma Proved Reserves
          The following table summarizes our pro forma estimated proved reserves and pre-tax PV10% value in our core areas as of July 1, 2005 and the pro forma future capital expenditures estimated to be required to develop these reserves, in each case giving effect to our acquisition of the Postle properties, which closed on August 4, 2005, and our acquisition of the North Ward Estes and ancillary properties, which we expect to close on October 4, 2005, as if such acquisitions had occurred as of July 1, 2005.

	Pro Forma Proved Reserves
						Pro Forma
	Oil	Natural Gas	Total	% of Total	Pre-Tax	Future Capital
	(MMbbl)	(Bcf)	(Bcfe)	Proved	PV10%	Expenditures

					(In millions)	(In millions)
Permian Basin:
PDP	33.3	49.8	249.9	15.2%	$667.8	$0.4
PDNP	13.7	8.0	90.2	5.5%	207.9	68.0
PUD	66.0	27.8	423.5	25.8%	866.3	413.7

Total Proved(1):	113.0	85.6	763.6	46.5%	$1,741.9	$482.1

Rocky Mountains:
PDP	35.4	77.2	289.8	17.6%	$758.0	$2.7
PDNP	1.3	5.1	12.9	0.8%	27.3	2.7
PUD	6.4	39.5	77.9	4.7%	178.1	79.4

Total Proved(2):	43.1	121.8	380.6	23.2%	$963.3	$84.9

Mid-Continent:
PDP	23.5	29.9	170.9	10.4%	$446.1	$17.3
PDNP	1.5	1.4	10.4	0.6%	29.1	2.0
PUD	16.4	4.9	103.4	6.3%	272.7	92.8

Total Proved(3):	41.4	36.2	284.7	17.3%	$747.9	$112.1

Gulf Coast:
PDP	2.5	56.3	71.4	4.3%	$273.1	$3.1
PDNP	0.3	10.1	11.7	0.7%	44.0	2.3
PUD	1.2	33.2	40.1	2.4%	135.4	43.5

Total Proved:	3.9	99.6	123.3	7.5%	$452.4	$49.0

Michigan:
PDP	0.7	58.6	63.1	3.8%	$142.7	$0.0
PDNP	0.2	2.6	3.8	0.2%	17.4	0.8
PUD	1.1	16.9	23.5	1.4%	89.3	14.0

Total Proved:	2.0	78.2	90.4	5.5%	$249.4	$14.8

Total Corporate:
PDP	95.5	271.8	845.1	51.4%	$2,287.6	$23.5
PDNP	17.0	27.2	129.1	7.9%	325.6	75.9
PUD	91.0	122.4	668.5	40.7%	1,541.7	643.5

Total Proved:	203.5	421.4	1,642.6	100.0%	$4,154.9	$742.9

(1)	Pro forma to include estimated proved reserves of 76.9 MMbbl oil, 31.3 Bcf gas and 492.5 Bcfe total, a pre-tax PV10% value of $922.5 million and 27.6 MMcfe of June 2005 average daily production for the North Ward Estes and ancillary properties.

(2)	Includes total estimated proved reserves of 10.1 Bcfe and a pre-tax PV10% value of $32.0 million in California and total estimated proved reserves of 5.6 Bcfe and a pre-tax PV10% value of $19.5 million in Canada.

(3)	Pro forma to include estimated proved reserves of 37.9 MMbbl oil, 14.2 Bcf gas and 241.5 Bcfe total, a pre-tax PV10% value of $643.1 million and 25.3 MMcfe of June 2005 average daily production for the Postle properties.

Summary Historical Financial Information
          The following summary historical financial information as for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2002, 2003 and 2004 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes. The following summary historical financial information for the six months ended June 30, 2004 and 2005 and as of June 30, 2004 and 2005 has been derived from, and is qualified by reference to, our unaudited consolidated financial statements and related notes. This information is only a summary and you should read it in conjunction with our financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year. Our historical financial information includes the results of our recent acquisitions beginning on the following dates: Green River Basin, March 31, 2005; and Institutional Partnership Interests, June 23, 2005. Our historical financial information does not include the results of our acquisition of the Postle properties, which closed on August 4, 2005, or our acquisition of the North Ward Estes properties, which we expect to close on October 4, 2005.

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

			(In
			millions)	(Unaudited)
Consolidated Income Statement Information:
Revenues:
Oil and gas sales	$122.7	$175.7	$281.1	$100.5	$221.4
Loss on oil and gas hedging activities	(3.2)	(8.7)	(4.9)	(1.6)	(6.9)
Gain on sale of oil and gas properties	1.0	—	1.0	—	—
Gain on sale of marketable securities	—	—	4.8	2.4	—
Interest income and other	—	0.3	0.1	0.1	0.2

Total revenues	$120.5	$167.3	$282.1	$101.4	$214.7

Costs and expenses:
Lease operating	$32.9	$43.2	$54.2	$21.7	$42.9
Production taxes	7.4	10.7	16.8	6.2	14.5
Depreciation, depletion and amortization	43.6	41.2	54.0	21.5	41.1
Exploration and impairment	1.8	3.2	6.3	0.9	7.4
Phantom equity plan(1)	—	10.9	—	—	—
General and administrative	12.0	12.8	20.9	8.1	13.5
Interest expense	10.9	9.2	15.9	5.4	13.4

Total costs and expenses	$108.6	$131.2	$168.1	$63.8	$132.8

Income before income taxes and cumulative change in accounting principle	$11.9	$36.1	$114.0	$37.6	$81.9
Income tax expense(2)	(4.2)	(13.9)	(44.0)	(14.5)	(31.6)

Income before cumulative change in accounting principle	7.7	22.2	70.0	23.1	50.3
Cumulative change in accounting principle(3)	—	(3.9)	—	—	—

Net income	$7.7	$18.3	$70.0	$23.1	$50.3

Other Financial Information:
Net cash provided by operating activities	$62.6	$96.4	$135.5	$47.3	$137.2
Capital expenditures(4)	$165.4	$52.0	$532.3	$29.2	$161.2
EBITDA(5)	$66.4	$82.6	$183.9	$64.5	$136.4

	As of December 31,			As of June 30,

	2002	2003	2004	2004	2005

	(In millions)			(Unaudited)
Balance Sheet Information:
Total assets	$448.5	$536.3	$1,092.2	$523.8	$1,232.8
Long-term debt	$265.5	$188.0	$325.3	$152.0	$367.4
Stockholders’ equity	$122.8	$259.6	$612.4	$284.2	$653.7

(1)	The completion of our initial public offering in November 2003 constituted a triggering event under our phantom equity plan, pursuant to which our employees received payments valued at $10.9 million in the form of shares of our common stock valued at approximately $6.5 million after withholding of shares for payroll and income taxes. As a result, in the fourth quarter of 2003, we recorded a one-time non-cash charge of $6.5 million and a one-time cash charge of $4.4 million, of which Alliant Energy Corporation, our former parent company, funded the substantial majority. The phantom equity plan is now terminated.

(2)	We generated Section 29 tax credits of $5.4 million in 2002. Section 29 tax credit provisions of the Internal Revenue Code expired as of December 31, 2002. In 2002, we were able to use our $5.4 million of Section 29 tax credits in the consolidated federal income tax return filed by Alliant Energy, but since these credits would not have been used in a stand-alone filing, they were recorded as additional paid-in capital as opposed to a reduction in income tax expense.

(3)	In 2003, we adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” The adoption of SFAS 143 included a one-time cumulative effect adjustment to net income.

(4)	During the six months ended June 30, 2005 and the year ended December 31, 2003, we acquired limited partnership interests in partnerships in which our wholly-owned subsidiary is the general partner. Though disclosed as acquisitions of limited partnership interests in our consolidated statements of cash flows, these amounts are recorded as oil and natural gas properties on our consolidated balance sheets and are included in capital expenditures in this summary historical financial information.

(5)	We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States, or GAAP. Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use. In evaluating EBITDA, you should be aware that our EBITDA for the year ended December 31, 2003 included one-time charges to net income of (i) $10.9 million for payments to our employees under our phantom equity plan in connection with our initial public offering in November 2003 and (ii) $3.9 million (non-cash) related to our adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

The following table presents a reconciliation of our consolidated net income to our consolidated EBITDA for the periods presented:

				Six Months
				Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

Net income	$7.7	$18.3	$70.0	$23.1	$50.3
Income tax expense	4.2	13.9	44.0	14.5	31.6
Interest expense	10.9	9.2	15.9	5.4	13.4
Depreciation, depletion and amortization	43.6	41.2	54.0	21.5	41.1

EBITDA	$66.4	$82.6	$183.9	$64.5	$136.4

Summary Historical Reserve and Operating Data
          The following tables present summary information regarding our estimated net proved oil and natural gas reserves as of December 31, 2002, 2003 and 2004 and as of July 1, 2005 and our historical operating data for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC and, except as otherwise indicated, give no effect to federal or state income taxes. Our historical operating data includes results from our recent acquisitions beginning on the following dates: Green River Basin, March 31, 2005; and Institutional Partnership Interests, June 23, 2005. Our reserve data as of July 1, 2005 includes reserves from such acquisitions. Our historical reserve and operating data do not include the results of our acquisition of the Postle properties, which closed on August 4, 2005, or our acquisition of the North Ward Estes properties, which we expect to close on October 4, 2005.

	As of December 31,			As of
				July 1,
	2002	2003	2004	2005

Reserve Data:
Total estimated net proved reserves:
Natural gas (Bcf)	236.0	231.0	339.9	375.9
Oil (MMbbls)	29.5	34.6	87.6	88.8
Total (Bcfe)	412.7	438.8	865.4	908.6
Estimated net proved developed reserves:
Natural gas (Bcf)	167.6	171.9	242.6	271.0
Oil (MMbbls)	23.8	26.2	60.6	64.7
Total (Bcfe)	310.4	328.9	606.4	659.4
Estimated future net revenues before income taxes (in millions)	$1,112.4	$1,352.2	$3,424.8	$4,930.4
Present value of estimated future net revenues before income taxes (in millions)(1)(2)	$638.6	$784.6	$1,851.6	$2,589.4
Standardized measure of discounted future net cash flows (in millions)(3)	$476.0	$589.6	$1,312.1	$1,752.1

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

Operating Data:
Net production:
Natural gas (Bcf)	21.4	21.6	25.1	11.0	15.0
Oil (MMbbls)	2.3	2.6	3.7	1.3	3.0
Total (Bcfe)	35.2	37.2	47.0	18.8	32.7
Net sales (in millions)(4):
Natural gas	$68.6	$104.4	$139.4	$58.3	$85.5
Oil	$54.1	$71.3	$141.7	$42.2	$135.9

Total	$122.7	$175.7	$281.1	$100.5	$221.4
Average sales prices:
Natural gas (per Mcf)	$3.21	$4.78	$5.56	$5.31	$5.71
Effect of natural gas hedges on average price (per Mcf)	$(0.01)	$(0.30)	$—	$—	$—

Natural gas net of hedging (per Mcf)	$3.20	$4.48	$5.56	$5.31	$5.71

Oil (per Bbl)	$23.35	$27.50	$38.72	$32.47	$46.03
Effect of oil hedges on average price (per Bbl)	$(1.27)	$(0.37)	$(1.33)	$(1.21)	$(2.35)

Oil net of hedging (per Bbl)	$22.08	$27.13	$37.39	$31.26	$43.68

Additional data (per Mcfe):
Lease operating expenses	$0.93	$1.16	$1.15	$1.16	$1.31
Production taxes	$0.21	$0.29	$0.36	$0.33	$0.44
Depreciation, depletion and amortization expenses	$1.24	$1.11	$1.15	$1.14	$1.26
General and administrative expenses, net of reimbursements	$0.34	$0.34	$0.45	$0.43	$0.41

(1)	The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis.

(2)	The December 31, 2004 amount was calculated using a period end average realized oil price of $40.58 per barrel and a period end average realized natural gas price of $5.56 per Mcf, the December 31, 2003 amount was calculated using a period end average realized oil price of $29.43 per barrel and a period end average realized natural gas price of $5.52 per Mcf, the December 31, 2002 amount was calculated using a period end average realized oil price of $28.21 per barrel and a period end average realized natural gas price of $4.39 per Mcf, and the July 1, 2005 amount was calculated using a period end average realized oil price of $53.27 per barrel and a period end average realized natural gas price of $6.92 per Mcf.

(3)	The standardized measure of discounted future net cash flows represents the present value of future cash flows after income taxes discounted at 10%.

(4)	Before consideration of hedging transactions.

RISK FACTORS
          You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus supplement and the accompanying prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected and you may lose all or part of your investment.
Risks Relating to the Oil and Natural Gas Industry and Our Business
A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations.
          The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries;

•	the price and quantity of imports of foreign oil and natural gas;

•	political and economic conditions, including embargoes, in oil producing countries or affecting other oil-producing activity;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations;

•	proximity and capacity of oil and gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.
          Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. Lower oil and natural gas prices may also reduce the amount of our borrowing base under our credit agreement, which is determined in the discretion of the lenders based on the collateral value of our proved reserves that have been mortgaged to the lenders.
Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.
          Our future success will depend on the success of our exploitation, exploration, development and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Please read “— Reserve estimates depend on many assumptions that may turn out to be inaccurate . . .” for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment, including drilling rigs, and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions, such as hurricanes and tropical storms;

•	reductions in oil and natural gas prices;

•	title problems; and

•	limitations in the market for oil and natural gas.
          Our operations have been minimally impacted by Hurricane Katrina, which struck the Gulf Coast of the United States in late August 2005, with approximately 3.9 MMcfe/ d, or 1.7% of our pro forma June 2005 average daily production, of natural gas being temporarily shut-in as a result of the hurricane. In addition, we estimate that we had approximately 14,000 Mcf per day of operated production and approximately 10,000 Mcf per day of non-operated production shut-in for approximately four days (a total of approximately 100,000 Mcf) due to Hurricane Rita, which struck the Gulf Coast of the United States in mid-September 2005.
Our acquisition activities may not be successful.
          As part of our growth strategy, we have made and may continue to make acquisitions of businesses and properties. However, suitable acquisition candidates may not continue to be available on terms and conditions we find acceptable, and acquisitions pose substantial risks to our business, financial condition and results of operations. In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources to acquire attractive companies and properties. The following are some of the risks associated with acquisitions, including any future acquisitions and our recently completed acquisitions, including the Celero acquisitions:

•	some of the acquired businesses or properties may not produce revenues, reserves, earnings or cash flow at anticipated levels;

•	we may assume liabilities that were not disclosed to us or that exceed our estimates;

•	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures; and

•	we may incur additional debt related to future acquisitions.
We have not completed the acquisition of the North Ward Estes properties.
          In this prospectus supplement, we provide pro forma information that gives effect to our acquisition of the North Ward Estes properties from Celero, which we expect to close on October 4, 2005, as if that acquisition had closed on relevant dates in the past. The North Ward Estes acquisition is subject to standard closing conditions and we cannot provide any assurance that it will be consummated. None of the completion of this offering, the completion of our senior subordinated notes private placement or the completion of our acquisition of the North Ward Estes properties is contingent upon the other. If the senior subordinated notes private placement is not completed, then we will fund the remaining cash portion of the purchase price for the acquisition of the North Ward Estes properties through borrowings under Whiting Oil and Gas Corporation’s existing credit agreement.
The development of the proved undeveloped reserves in the North Ward Estes Field may take longer and may require higher levels of capital expenditures than we currently anticipate.
          Of the reserves that we are acquiring from Celero in the North Ward Estes Field, 67% are proved undeveloped reserves. Development of these reserves may take longer and require higher levels of capital expenditures than we currently anticipate. In addition, the development of these reserves will require the use of enhanced recovery techniques, including water flood and CO2 injection installations, the success of which is less predictable than traditional development techniques. Therefore, ultimate recoveries from these fields may not match current expectations.
Substantial acquisitions or other transactions could require significant external capital and could change our risk and property profile.
          In order to finance acquisitions of additional producing properties, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments or other means. These changes in capitalization may significantly affect our risk profile. Additionally, significant acquisitions or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for future acquisitions or other transactions or to obtain external funding on terms acceptable to us.
Properties that we acquire may not produce as projected, and we may be unable to identify liabilities associated with the properties or obtain protection from sellers against them.
          Our business strategy includes a continuing acquisition program. During 2005, we completed three separate acquisitions of producing properties and entered into a purchase and sale agreement for a fourth acquisition with a combined purchase price of $897.7 million for estimated proved reserves as of the effective dates of the acquisitions of approximately 801.9 Bcfe, representing an average cost of approximately $1.12 per Mcfe of estimated proved reserves. The successful acquisition of producing properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including the following:

•	the amount of recoverable reserves;

•	future oil and natural gas prices;

•	estimates of operating costs;

•	estimates of future development costs;

•	estimates of the costs and timing of plugging and abandonment; and

•	potential environmental and other liabilities.
          Our assessment will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. In the course of our due diligence, we may not inspect every well, platform or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination, when they are made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

If oil and natural gas prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties.
          Accounting rules require that we review periodically the carrying value of our oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. A write-down constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.
Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects.
          As of June 30, 2005, on a pro forma basis giving effect to our acquisitions of the Postle properties and the North Ward Estes properties and after giving effect to this offering, the senior subordinated notes private placement and the application of the net proceeds therefrom, we would have had approximately $926.3 million in outstanding consolidated indebtedness and $481.8 million of available borrowing capacity under Whiting Oil and Gas Corporation’s credit agreement. Following this offering, we will be permitted to incur additional indebtedness, provided we meet certain requirements in the indentures governing our senior subordinated notes and Whiting Oil and Gas Corporation’s credit agreement.
          Our level of indebtedness, and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including:

•	increasing our vulnerability to general adverse economic and industry conditions and detracting from our ability to withstand successfully a downturn in our business or the economy generally;

•	requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage relative to other less leveraged competitors; and

•	making us vulnerable to increases in interest rates, because debt under Whiting Oil and Gas Corporation’s credit agreement may be at variable rates.
          We may be required to repay all or a portion of our debt on an accelerated basis in certain circumstances. If we fail to comply with the covenants and other restrictions in the agreements governing our debt, it could lead to an event of default and the acceleration of our repayment of outstanding debt. Our ability to comply with these covenants and other restrictions may be affected by events beyond our control, including prevailing economic and financial conditions. Moreover, the borrowing base limitation on Whiting Oil and Gas Corporation’s credit agreement is periodically redetermined based on an evaluation of our reserves. Upon a redetermination, if borrowings in excess of the revised borrowing capacity were outstanding, we could be forced to repay a portion of our bank debt.
          We may not have sufficient funds to make such repayments. If we are unable to repay our debt out of cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. The terms of our debt, including Whiting Oil and Gas Corporation’s credit agreement, may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed.
The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business.
          The indentures governing our senior subordinated notes and Whiting Oil and Gas Corporation’s credit agreement contain various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements will limit our and our subsidiaries’ ability to, among other things:

•	pay dividends on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;

•	make loans to others;

•	make investments;

•	incur additional indebtedness or issue preferred stock;

•	create certain liens;

•	sell assets;

•	enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of the assets of us and our restricted subsidiaries taken as a whole;

•	engage in transactions with affiliates;

•	enter into hedging contracts;

•	create unrestricted subsidiaries; and

•	enter into sale and leaseback transactions.
          In addition, Whiting Oil and Gas Corporation’s credit agreement also requires us to maintain a certain working capital ratio and a certain debt to EBITDAX (as defined in the credit agreement) ratio.
          If we fail to comply with the restrictions in the indentures governing our senior subordinated notes or Whiting Oil and Gas Corporation’s credit agreement or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related indebtedness as well as any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, lenders may be able to terminate any commitments they had made to make available further funds.
Our development and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.
          The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for and development, production and acquisition of oil and natural gas reserves. To date, we have financed capital expenditures primarily with bank borrowings and cash generated by operations. We intend to finance our future capital expenditures with cash flow from operations and our existing financing arrangements. Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.
          If our revenues or the borrowing base under our bank credit agreement decreases as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, then we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. There can be no assurance as to the availability or terms of any additional financing.
          If additional capital is needed, then we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our natural gas and oil reserves.
Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.
          The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus supplement or the accompanying prospectus.
          In order to prepare our estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.
          Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus supplement or the accompanying prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.
          You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus supplement is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. If natural gas prices decline by $0.10 per Mcf, then the pre-tax PV10% value of our estimated proved reserves as of July 1, 2005 on a pro forma basis giving effect to our acquisitions of the Postle properties and the North Ward Estes properties would decrease from $4,154.9 million to $4,132.5 million. If oil prices decline by $1.00 per barrel, then the pre-tax PV10% value of our proved reserves as of July 1, 2005 on a pro forma basis giving effect to our acquisitions of the Postle properties and the North Ward Estes properties would decrease from $4,154.9 million to $4,076.0 million.

Seasonal weather conditions and lease stipulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.
          Oil and natural gas operations in the Rocky Mountains are adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife. In certain areas drilling and other oil and natural gas activities can only be conducted during the spring and summer months. This limits our ability to operate in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. Resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.
Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities.
          We describe some of our current prospects and our plans to explore those prospects in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. A prospect is a property on which we have identified what our geoscientists believe, based on available seismic and geological information, to be indications of oil or natural gas. Our prospects are in various stages of evaluation, ranging from a prospect which is ready to drill to a prospect that will require substantial additional seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects.
We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.
          We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.
          Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to our company. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, then it could adversely affect us.

We have limited control over activities on properties we do not operate, which could reduce our production and revenues.
          If we do not operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells, and use of technology. Because we do not have a majority interest in most wells we do not operate, we may not be in a position to remove the operator in the event of poor performance.
Our use of 3-D seismic data is subject to interpretation and may not accurately identify the presence of natural gas and oil, which could adversely affect the results of our drilling operations.
          Even when properly used and interpreted, 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, some of our drilling activities may not be successful or economical and our overall drilling success rate or our drilling success rate for activities in a particular area could decline. We often gather 3-D seismic over large areas. Our interpretation of seismic data delineates for us those portions of an area that we believe are desirable for drilling. Therefore, we may chose not to acquire option or lease rights prior to acquiring seismic data and, in many cases, we may identify hydrocarbon indicators before seeking option or lease rights in the location. If we are not able to lease those locations on acceptable terms, it would result in our having made substantial expenditures to acquire and analyze 3-D data without having an opportunity to attempt to benefit from those expenditures.
Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.
          Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, then we would be unable to realize revenue from those wells until production arrangements were made to deliver to market.
We are subject to complex laws that can affect the cost, manner or feasibility of doing business.
          Exploration, development, production and sale of oil and natural gas are subject to extensive federal, state, local and international regulation. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	the spacing of wells;

•	unitization and pooling of properties; and

•	taxation.
          Under these laws, we could be liable for personal injuries, property damage and other damages. Failure to comply with these laws also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.
Our operations may incur substantial liabilities to comply with the environmental laws and regulations.
          Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities, and concentration of materials that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas, and impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, incurrence of investigatory or remedial obligations, or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly material handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our results of operations, competitive position, or financial condition as well as those of the oil and natural gas industry in general. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed. Federal law and some state laws also allow the government to place a lien on real property for costs incurred by the government to address contamination on the property.
Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flows and income.
          Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, exploit, find or acquire additional reserves to replace our current and future production.
The loss of senior management or technical personnel could adversely affect us.
          To a large extent, we depend on the services of our senior management and technical personnel. The loss of the services of our senior management or technical personnel, including James J. Volker, our Chairman, President and Chief Executive Officer, James T. Brown, our Vice President, Operations, J. Douglas Lang, our Vice President, Reservoir Engineering/ Acquisitions, David M. Seery, our Vice President of Land, Michael J. Stevens, our Vice President and Chief Financial Officer, or Mark R. Williams, our Vice President, Exploration and Development, could have a material adverse effect on our operations. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.
          Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations.
Competition in the oil and natural gas industry is intense, which may adversely affect our ability to compete.
          We operate in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.
Our use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in our net income.
          We enter into hedging transactions for our oil and natural gas production to reduce our exposure to fluctuations in the price of oil and natural gas. Our hedging transactions have to date consisted of financially settled crude oil and natural gas forward sales contracts with major financial institutions. We have contracts maturing in 2005 covering the sale of 6,000,000 MMbtu of natural gas and 1,070,000 barrels of oil and contracts maturing in 2006 covering the sale of 6,300,000 MMbtu of natural gas and 1,760,000 barrels of oil. Whiting Oil and Gas Corporation’s credit agreement requires us to hedge at least 55% of our total forecasted PDP production from the Postle properties and the North Ward Estes properties for the period through March 31, 2007 for natural gas and December 31, 2008 for oil. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosure about Market Risk” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, for pricing and a more detailed discussion of our hedging transactions.
          We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we would have otherwise received from increases in the price for oil and natural gas. Furthermore, if we do not engage in hedging transactions, then we may be more adversely affected by declines in oil and natural gas prices than our competitors who engage in hedging transactions. Additionally, hedging transactions may expose us to cash margin requirements.

Risks Relating to Our Common Stock
Our stock price may be volatile.
          The market price of our common stock could be subject to significant fluctuations, and may decline. The following factors could affect our stock price:

•	our operating and financial performance and prospects,

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues,

•	changes in revenue or earnings estimates or publication of research reports by analysts,

•	speculation in the press or investment community,

•	general market conditions, including fluctuations in commodity prices, and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.
          The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
We have no plans to pay dividends on our common stock. You may not receive funds without selling your shares.
          We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. In addition, the agreements governing our indebtedness prohibit us from paying dividends.
Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.
          The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and by-laws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, advance notice provisions for director nominations or business to be considered at a stockholder meeting and supermajority voting requirements. In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. See “Description of Capital Stock — Preferred Stock” and “Description of Capital Stock — Delaware Anti-Takeover Law and Charter and By-law Provisions” in the accompanying prospectus.

USE OF PROCEEDS
          We will receive net proceeds of approximately $240.8 million from our sale of 5,750,000 shares of our common stock in this offering at the public offering price of $43.60 per share, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we will receive net proceeds of approximately $277.0 million. We expect to use the net proceeds from this offering, in addition to approximately $244.5 million of net proceeds from the senior subordinated notes private placement, to pay the $442 million cash portion of the purchase price for the acquisition of the North Ward Estes properties and to repay a portion of the debt currently outstanding under Whiting Oil and Gas Corporation’s credit agreement that we incurred in connection with the acquisition of the Postle properties. See “Prospectus Supplement Summary — Celero Acquisitions.” Borrowings under Whiting Oil and Gas Corporation’s credit agreement currently bear interest at the rate of 4.94% and mature in August 2010.
          None of the completion of this offering, the completion of our senior subordinated notes private placement or the completion of our acquisition of the North Ward Estes properties is contingent upon the other. If the senior subordinated notes private placement is not completed, then we will fund the remaining cash portion of the purchase price for the acquisition of the North Ward Estes properties through borrowings under Whiting Oil and Gas Corporation’s existing credit agreement.
CAPITALIZATION
          The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis giving effect to our acquisition of the Postle properties, which closed on August 4, 2005;

•	on a pro forma as adjusted basis giving effect to the transaction referred to in the immediately preceding bullet point and as adjusted giving effect to the sale of 5,750,000 shares of our common stock in this offering at the public offering price of $43.60 per share, after deducting the underwriting discount and estimated offering expenses and the application of the estimated net proceeds of this offering as described under “Use of Proceeds”;

•	on a pro forma as further adjusted basis giving effect to the transactions referred to in the two immediately preceding bullet points and as further adjusted to give effect to the issuance of $250.0 million of senior subordinated notes and the application of the estimated net proceeds of the senior subordinated notes private placement as described under “Use of Proceeds”; and

•	on a pro forma as further adjusted basis giving effect to the transactions referred to in the three immediately preceding bullet points and our acquisition of the North Ward Estes properties, including the issuance of 441,500 shares of our common stock to Celero, which we expect to close on October 4, 2005.
          You should read this table in conjunction with the information contained in “Unaudited Pro Forma Financial Statements” in this prospectus supplement and our historical financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The information below assumes the underwriters do not exercise their over-allotment option.

          We cannot provide any assurance that the senior subordinated notes private placement or the acquisition of the North Ward Estes properties will be consummated. None of the completion of this offering, the completion of the senior subordinated notes private placement or the completion of the acquisition of the North Ward Estes properties is contingent upon the other. If the senior subordinated notes private placement is not completed, then we will fund the remaining cash portion of the purchase price for the acquisition of the North Ward Estes properties through borrowings under our existing credit agreement.

	June 30, 2005

				Pro Forma
				for Postle
				Acquisition,	Pro Forma
				as Further	for Postle
			Pro Forma	Adjusted for	and
			for Postle	Senior	North Ward
			Acquisition,	Subordinated	Estes
		Pro Forma	as Adjusted	Notes	Acquisitions,
		for Postle	for This	Private	as Further
	Actual	Acquisition	Offering	Placement	Adjusted

	(In thousands)
Cash and cash equivalents	$15,621	$15,621	$256,420	$457,621	$15,621

Long-term debt:
Whiting Oil and Gas Corporation credit agreement	$—	349,000	$349,000	305,701	$305,701
7 1/4% Senior Subordinated Notes due 2012(1)	150,545	150,545	150,545	150,545	150,545
7 1/4% Senior Subordinated Notes due 2013(2)	216,824	216,824	216,824	216,824	216,824
7% Senior Subordinated Notes due 2014(3)	—	—	—	250,000	250,000
Note payable to Alliant Energy Corporation	3,242	3,242	3,242	3,242	3,242

Total	370,611	719,611	719,611	926,312	926,312
Current portion of long-term debt	(3,242)	(3,242)	(3,242)	(3,242)	(3,242)

Long-term debt	367,369	716,369	$716,369	$923,070	$923,070
Stockholders’ equity:
Common stock: $0.001 par value, 75,000,000 shares authorized, 29,790,722 shares issued and outstanding	$30	$30	$36	$36	$36
Preferred Stock: $0.001 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—	—	—	—
Additional paid-in capital	458,879	458,879	699,672	699,672	716,848
Accumulated other comprehensive loss	(11,598)	(11,598)	(11,598)	(11,598)	(11,598)
Deferred compensation	(3,395)	(3,395)	(3,395)	(3,395)	(3,395)
Retained earnings	209,754	209,653	209,653	209,653	209,516

Total stockholders’ equity	653,670	653,569	894,368	894,368	911,407

Total capitalization	$1,021,039	$1,369,938	$1,610,737	$1,817,438	$1,834,477

(1)	Represents $150.0 million of 7 1/4% Senior Subordinated Notes due 2012 issued May 11, 2004.

(2)	Represents $220.0 million of 7 1/4% Senior Subordinated Notes due 2013 issued April 19, 2005.

(3)	Represents $250.0 million 7% Senior Subordinated Notes expected to be issued in the senior subordinated notes private placement.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
          Our common stock has been traded on the New York Stock Exchange under the symbol “WLL” since our initial public offering on November 20, 2003. The following table shows the high and low sale prices for our common stock for the periods presented.

	High	Low

Fiscal Year Ended December 31, 2003
Fourth Quarter (from November 20, 2003 through December 31, 2003)	$18.54	$16.15
Fiscal Year Ended December 31, 2004
First Quarter (ended March 31, 2004)	$23.94	$18.45
Second Quarter (ended June 30, 2004)	$27.59	$21.50
Third Quarter (ended September 30, 2004)	$31.20	$21.85
Fourth Quarter (ended December 31, 2004)	$34.22	$27.52
Fiscal Year Ended December 31, 2005
First Quarter (ended March 31, 2005)	$46.30	$27.76
Second Quarter (ended June 30, 2005)	$43.20	$28.19
Third Quarter (through September 28, 2005)	$46.17	$36.39
          On September 28, 2005, the last sale price of our common stock as reported on the New York Stock Exchange was $45.10 per share.
          As of September 1, 2005, there were 946 stockholders of record and approximately 21,850 beneficial owners of our common stock.
          We have not paid any dividends since we were incorporated in July 2003. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, the agreements governing our indebtedness prohibit us from paying dividends.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS
          On August 4, 2005, we completed our acquisition of the operated interest in the Postle field in Texas County, Oklahoma (the “Postle Properties”) from Celero. The cash purchase price was $343 million, subject to normal closing adjustments. In addition, we entered into a separate agreement on July 26, 2005 with Celero to acquire the operated interest in the North Ward Estes field in the Permian Basin of West Texas (“North Ward Estes and Ancillary Properties”) for approximately $459.2 million, which is comprised of $442 million in cash, subject to normal closing adjustments, and 441,500 shares of our common stock, and which is expected to close October 4, 2005. The effective date of both purchases is July 1, 2005.
          The following unaudited pro forma financial information shows the pro forma effects of:

•	the consummation of the Postle Properties acquisition;

•	the consummation of the North Ward Estes and Ancillary Properties acquisition, which we expect to close on October 4, 2005;

•	the offering of 5,750,000 shares of our common stock in this offering;

•	the private placement of $250 million of our senior subordinated notes;

•	the use of the net proceeds from this offering and the private placement of our senior subordinated notes to pay the cash portion of the purchase price for the North Ward Estes and Ancillary Properties and related fees and expenses; and

•	the use of the remaining net proceeds from this offering and the private placement of our senior subordinated notes to repay a portion of our debt under our credit facility.
Collectively, the foregoing transactions are referred to herein as the “Transactions”. The unaudited pro forma financial information does not reflect the pro forma effect of any of our other recent acquisitions. Our historical results include the results from our recent acquisitions beginning on the following dates: Green River Basin of Wyoming, March 31, 2005; and Institutional Partnership Interests, June 23, 2005.
          The audited statements of revenues and direct operating expenses for the Postle Properties and North Ward Estes and Ancillary Properties incorporated herein by reference were derived from the historical accounting records of the sellers and prior operators. Although the statements do not include depreciation, depletion and amortization, exploration expense, general administrative expenses, income taxes or interest expense, as described in Notes 3 and 4, these costs have been included on a pro forma basis. The pro forma statements of operations, however, are not necessarily indicative of our operations going forward, because these statements necessarily exclude various operating expenses attributable to the Postle Properties and North Ward Estes and Ancillary Properties. The pro forma financial information also includes the effects of our $1.2 billion bank credit agreement, which was entered into on August 31, 2005 in connection with the acquisitions of the Postle Properties and North Ward Estes and Ancillary Properties. The credit agreement has an initial borrowing base of $675 million, which will increase to $850 million upon the closing of the North Ward Estes and Ancillary Properties, currently scheduled for October 4, 2005. The increased borrowing base of $850 million will then be offset by a reduction of $62.5 million upon the closing of the senior subordinated notes private placement, thereby resulting in a borrowing base of $787.5 million.
          The unaudited pro forma combined balance sheet as of June 30, 2005 assumes that the Transactions all occurred on June 30, 2005. The unaudited pro forma combined statement of operations for the six months ended June 30, 2005 and for the year ended December 31, 2004 were prepared as if the Transactions all occurred on January 1, 2004.
          The unaudited pro forma combined financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. In our opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The following unaudited pro forma financial statements do not purport to represent what our financial position or results of operations would have been if the Transactions had occurred on June 30, 2005 or January 1, 2004, respectively. These unaudited pro forma financial statements should be read in conjunction with our historical financial statements and related notes for the periods presented.
          We cannot provide any assurance that the North Ward Estes and Ancillary Properties acquisition or the senior subordinated notes private placement will be consummated. None of the completion of this offering, the completion of the senior subordinated notes private placement or the completion of the North Ward Estes and Ancillary Properties acquisition is contingent upon the other. If the senior subordinated notes private placement is not completed, then we will fund the remaining cash portion of the purchase price for the North Ward Estes and Ancillary Properties acquisition through borrowings under our existing credit agreement.

UNAUDITED CONDENSED PRO FORMA COMBINED BALANCE SHEET
As of June 30, 2005

	Whiting		North Ward
	Petroleum		Estes and	Pro Forma
	Corporation	Postle	Ancillary	Combined
	June 30,	Properties	Properties	June 30,
	2005	(Note 2)	(Note 2)	2005

	(In millions, except share and per share data)
ASSETS
TOTAL CURRENT ASSETS	$96.1	$—	$—	$96.1

PROPERTY AND EQUIPMENT:
Oil and gas properties, successful efforts method:
Proved properties	1,377.5	343.8	463.4	2,184.7
Unproved properties	12.3	—	—	12.3
Other property and equipment	6.2	—	—	6.2

Total property and equipment	1,396.0	343.8	463.4	2,203.2
Less accumulated depreciation, depletion and amortization	(284.2)	—	—	(284.2)

Total property and equipment, net	1,111.8	343.8	463.4	1,919.0

DEBT ISSUANCE COSTS	14.1	6.0	5.5	25.6
OTHER LONG-TERM ASSETS	10.8	—	—	10.8

TOTAL	$1,232.8	$349.8	$468.9	$2,051.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
TOTAL CURRENT LIABILITIES	$77.3	$—	$—	$77.3
ASSET RETIREMENT OBLIGATIONS	35.2	0.8	4.2	40.2
PRODUCTION PARTICIPATION PLAN LIABILITY	9.8	0.2	0.2	10.2
TAX SHARING LIABILITY	28.2	—	—	28.2
LONG-TERM DEBT	367.4	349.0	206.7	923.1
DEFERRED INCOME TAXES	61.2	(0.1)	(0.1)	61.0
STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value; 75,000,000 shares authorized, 29,790,722 shares issued and outstanding as of June 30, 2005 (35,982,222 shares issued and outstanding on a combined pro forma basis)	—	—	—	—
Additional paid-in capital	458.9	—	258.0	716.9
Accumulated other comprehensive loss	(11.6)	—	—	(11.6)
Deferred compensation	(3.4)	—	—	(3.4)
Retained earnings	209.8	(0.1)	(0.1)	209.6

Total stockholders’ equity	653.7	(0.1)	257.9	911.5

TOTAL	$1,232.8	$349.8	$468.9	$2,051.5

See accompanying notes to unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2005

			North Ward
	Whiting		Estes and
	Petroleum	Postle	Ancillary
	Corporation	Properties	Properties
	Six Months	Six Months	Six Months		Pro Forma
	Ended	Ended	Ended	Pro Forma	Combined
	June 30,	June 30,	June 30,	Adjustments	June 30,
	2005	2005	2005	(Note 3)	2005

	(In millions, except share and per share data)
REVENUES
Oil and gas sales	$221.4	$38.1	$29.9	$—	$289.4
Loss on oil and gas hedging activities	(6.9)	—	—	—	(6.9)
Interest income and other	0.2	—	—	—	0.2

Total revenues	214.7	38.1	29.9	—	282.7

COSTS AND EXPENSES:
Lease operating	42.9	9.4	8.9	—	61.2
Production taxes	14.5	2.7	2.1	—	19.3
Depreciation, depletion and amortization	41.1	—	—	10.9	52.0
Exploration and impairment	7.4	—	—	1.0	8.4
General and administrative	13.5	—	—	2.4	15.9
Interest expense	13.4	—	—	17.2	30.6

Total costs and expenses	132.8	12.1	11.0	31.5	187.4

INCOME BEFORE INCOME TAXES	81.9	$26.0	$18.9	(31.5)	95.3

INCOME TAX EXPENSE	(31.6)			(5.2)	(36.8)

NET INCOME	$50.3			$(36.7)	$58.5

NET INCOME PER COMMON SHARE, BASIC AND DILUTED	$1.69				$1.63

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC	29,673			6.192	35,865

WEIGHTED AVERAGE SHARES OUTSTANDING, DILUTED	29,698			6.192	35,890

See accompanying notes to unaudited pro forma combined financial statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

			North Ward
	Whiting		Estes and
	Petroleum	Postle	Ancillary
	Corporation	Properties	Properties		Pro Forma
	Year Ended	Year Ended	Year Ended	Pro Forma	Combined
	December 31,	December 31,	December 31,	Adjustments	December 31,
	2004	2004	2004	(Note 4)	2004

	(In millions, except share and per share data)
REVENUES
Oil and gas sales	$281.1	$60.7	$37.6	$—	$379.4
Loss on oil and gas hedging activities	(4.9)	—	—	—	(4.9)
Gain on sale of marketable securities	4.8	—	—	—	4.8
Gain on sale of oil and gas properties	1.0				1.0
Interest income and other	0.1	—	—	—	0.1

Total revenues	282.1	60.7	37.6	—	380.4

COSTS AND EXPENSES:
Lease operating	54.2	14.6	11.0	—	79.8
Production taxes	16.8	3.1	2.2	—	22.1
Depreciation, depletion and amortization	54.0	—	—	19.5	73.5
Exploration	6.3	—	—	1.7	8.0
General and administrative	20.9	—	—	5.8	26.7
Interest expense	15.9	—	—	34.4	50.3

Total costs and expenses	168.1	17.7	13.2	61.4	260.4

INCOME BEFORE INCOME TAXES	114.0	$43.0	$24.4	(61.4)	120.0

INCOME TAX EXPENSE	(44.0)			(2.3)	(46.3)

NET INCOME	$70.0			$(63.7)	$73.7

NET INCOME PER COMMON SHARE, BASIC	$3.38				$2.74

NET INCOME PER COMMON SHARE, DILUTED	$3.38				$2.73

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC	20,735			6.192	26,927

WEIGHTED AVERAGE SHARES OUTSTANDING, DILUTED	20,768			6.192	26,960

See accompanying notes to unaudited pro forma combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA PRO FORMA STATEMENTS OF OPERATIONS

1.	BASIS OF PRESENTATION
          On August 4, 2005, we completed our acquisition of the operated interest in the Postle field in Texas County, Oklahoma (the “Postle Properties”) from Celero. The cash purchase price was $343 million, subject to normal closing adjustments. In addition, we entered into a separate agreement on July 26, 2005 with Celero to acquire the operated interest in the North Ward Estes field in the Permian Basin of West Texas (“North Ward Estes and Ancillary Properties”) for approximately $459.2 million, which is comprised of $442 million in cash, subject to normal closing adjustments, and 441,500 shares of our common stock, and which is expected to close October 4, 2005. The effective date of both purchases is July 1, 2005.
          The unaudited pro forma financial statements give effect to:

•	the consummation of the Postle Properties acquisition;

•	the consummation of the North Ward Estes and Ancillary Properties acquisition, which we expect to close on October 4, 2005;

•	the offering of 5,750,000 shares of our common stock in this offering;

•	the private placement of $250 million of our senior subordinated notes;

•	the use of the net proceeds from this offering and the private placement of our senior subordinated notes to pay the cash portion of the purchase price for the North Ward Estes and Ancillary Properties and related fees and expenses; and

•	the use of the remaining net proceeds from this offering and the private placement of our senior subordinated notes to repay a portion of our debt under our credit facility.
          Collectively, the foregoing transactions are referred to in these Notes as the “Transactions”. The unaudited pro forma financial statements do not reflect the pro forma effect of any of our other recent acquisitions. Our historical results include the results from our recent acquisitions beginning on the following dates: Green River Basin of Wyoming, March 31, 2005; and Institutional Partnership Interests, June 23, 2005.
          We have prepared the unaudited combined pro forma financial statements, assuming:

•	the sale of 5,750,000 shares of our common stock in this offering at the public offering price of $43.60 per share, generating net proceeds of approximately $240.8 million, after deducting approximately $9.9 million of estimated offering related fees and expenses, including the underwriting discount and commissions, and that the underwriters have not exercised their over-allotment option to purchase up to 862,500 shares of our common stock; and

•	the sale of $250 million aggregate principal amount of our senior subordinated notes maturing in 2014 bearing interest at 7%, generating net proceeds of approximately $244.5 million, after deducting approximately $5.5 million of estimated offering related fees and expenses, including the underwriting discount and commissions.
          The unaudited pro forma combined balance sheet as of June 30, 2005 assumes that the Transactions all occurred on June 30, 2005. The unaudited pro forma combined statement of operations for the six months ended June 30, 2005 and for the year ended December 31, 2004 were prepared as if the Transactions all occurred at January 1, 2004.
          The audited statements of revenues and direct operating expenses for the Postle Properties and North Ward Estes and Ancillary Properties incorporated herein by reference were derived from the historical accounting records of the sellers and prior operators. Although the statements do not include depreciation, depletion and amortization, exploration expense, general administrative expenses, income taxes or interest expense, as described in Notes 3 and 4, these costs have been included on a pro forma

NOTES TO THE UNAUDITED PRO FORMA PRO FORMA STATEMENTS OF OPERATIONS — (Continued)
basis. The pro forma statements of operations, however, are not necessarily indicative of our operations going forward, because these statements necessarily exclude various operating expenses attributable to the Postle Properties and North Ward Estes and Ancillary Properties. The pro forma financial information also includes the effects of our $1.2 billion bank credit agreement, which was entered into on August 31, 2005 in connection with the acquisitions of the Postle Properties and North Ward Estes and Ancillary Properties. The credit agreement has an initial borrowing base of $675 million, which will increase to $850 million upon the closing of the North Ward Estes and Ancillary Properties, currently scheduled for October 4, 2005. The increased borrowing base of $850 million will then be offset by a reduction of $62.5 million upon the closing of the senior subordinated notes private placement, thereby resulting in a borrowing base of $787.5 million.
          We believe that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to such Transactions.
          These unaudited pro forma financial statements do not purport to represent what our financial position or results of operations would have been if the Transactions had occurred on June 30, 2005 or January 1, 2004, respectively. These unaudited pro forma financial statements should be read in conjunction with our historical financial statements and related notes for the periods presented.
          Earnings Per Share — Basic net income per common share of stock is calculated by dividing net income by the weighted average of common shares outstanding during each period. Diluted net income per common share of stock is calculated by dividing net income by the weighted average of common shares outstanding and other dilutive securities. The only securities considered dilutive are unvested restricted stock awards. The dilutive effect of these securities were immaterial to the calculation.

2.	PRO FORMA ADJUSTMENTS TO THE BALANCE SHEET AS OF JUNE 30, 2005
          The following adjustments have been made to the accompanying unaudited condensed pro forma balance sheet as of June 30, 2005:
          Proved Properties — To record the acquisition of the properties for a total purchase price of approximately $802.2 million, and to also record the estimated asset retirement cost of $5.0 million related to the properties acquired.
          Debt Issuance Costs — To record the capitalization of approximately $6 million in debt issuance costs incurred when we entered into a bank credit agreement on August 31, 2005. The credit facility was increased to fund our Postle Properties acquisition. To also record the capitalization of approximately $5.5 million in financing costs and related fees associated with the senior subordinated notes private placement. The net proceeds from the senior subordinated notes private placement were used to fund the acquisition of the North Ward Estes and Ancillary Properties and to repay a portion of our debt under our credit facility.
          Asset Retirement Obligations — To record the estimated asset retirement obligation related to the acquired Postle Properties and the North Ward Estes and Ancillary Properties.
          Production Participation Plan — To record the amounts immediately vested under our production participation plan, as a result of the property acquisitions. Under the terms of the production participation plan, employees over 65 years old vest immediately in their allocated percentage of the estimated discounted value of interests in oil and gas properties acquired or developed during the 2005 plan year, which are to include assets acquired during 2005.
          Long-Term Debt — To record additional debt of $343 million incurred in connection with the Postle Properties acquisition, as well as $6 million due for debt issuance costs associated with the increased credit facility. To also record the $250 million aggregate principal amount due as a result of the private

NOTES TO THE UNAUDITED PRO FORMA PRO FORMA STATEMENTS OF OPERATIONS — (Continued)
placement of our senior subordinated notes that was used to fund the North Ward Estes and Ancillary Properties acquisition. Further, to reflect repayment of debt under our credit facility resulting from the net proceeds available from this offering and the private placement of $250 million aggregate principal amount of our senior subordinated notes, after the North Ward Estes and Ancillary Properties acquisition is funded.
          Deferred income taxes — To record the deferred income tax benefit associated with compensation expense recognized immediately under our production participation plan, as a result of the Postle Properties and North Ward Estes and Ancillary Properties acquisitions.
          Additional Paid-In Capital — To record the issuance of 5,750,000 shares of our common stock in this offering at the public offering price of $43.60 per share, generating net proceeds of $240.8 million, after deducting approximately $9.9 million of estimated offering related fees and expenses, including the underwriting discount and commissions. For purposes of the unaudited pro forma combined financial statements, we have assumed that the underwriters have not exercised their over-allotment option. Further, to also record the issuance of 441,500 shares of our common stock to Celero at the closing of the North Ward Estes and Ancillary Properties.

3.	PRO FORMA ADJUSTMENTS FOR SIX MONTHS ENDED JUNE 30, 2005
          The following adjustments have been made to the accompanying unaudited condensed pro forma statement of operations for the six months ended June 30, 2005:
          Depletion, Depreciation and Amortization — To record pro forma depletion expense giving effect to the acquisition of the Postle Properties and the North Ward Estes and Ancillary Properties. The expense was calculated using the unit-of-production method, based on estimated proved reserves and production by field, the preliminary purchase price of approximately $802.2 million, and asset retirement costs related to the properties acquired. To also record accretion of discount expense related to the estimated asset retirement obligations for wells and facilities acquired.
          Exploration Expense — To record estimated exploration expense in connection with our efforts to exploit the reserve base of the properties acquired. We used historical rates of geological and geophysical expense incurred during the six months ended June 30, 2005, which approximated $0.11 per Mcfe. We did not include in this rate costs incurred during the six months ended June 30, 2005 for exploratory dry holes.
          General and Administrative — To record expenses associated with anticipated increases in personnel and office expansion. This adjustment also includes the estimated costs related to our production participation plan for the periods indicated. Under the production participation plan for assets contributed to the 2005 plan year, the estimated discounted value of the plan must be expensed immediately for employees over 65 years old and amortized over five years for the majority of other employees.
          Interest Expense — To record interest expense and amortization of debt issuance costs for debt incurred under our credit facility to fund the acquisition of the Postle Properties, less all repayments of debt under the credit facility relating to net proceeds remaining from this offering and the private placement of $250 million aggregate principal amount of our senior subordinated notes, after the North Ward Estes and Ancillary Properties acquisition is funded. We used current interest rates of 4.94% for borrowings under our facility. Each 1/8% change in this credit facility interest rate would affect income before income taxes by $0.2 million for the six months ended June 30, 2005. Further, to record interest expense and amortization of deferred financing costs and fees related to the private placement of our senior subordinated notes bearing interest at 7%.

NOTES TO THE UNAUDITED PRO FORMA PRO FORMA STATEMENTS OF OPERATIONS — (Continued)
          Income Taxes — To record income tax expense on pretax income from the Postle Properties and the North Ward Estes and Ancillary Properties for the six months ended June 30, 2005, based on our statutory tax rate of 38.6%.

4.	PRO FORMA ADJUSTMENTS FOR YEAR ENDED DECEMBER 31, 2004
          The following adjustments have been made to the accompanying unaudited pro forma statement of operations for the year ended December 31, 2004:
          Depletion, Depreciation and Amortization — To record pro forma depletion expense giving effect to the acquisition of the Postle Properties and the North Ward Estes and Ancillary Properties. The expense was calculated using the unit-of-production method, based on estimated proved reserves and production by field, the preliminary purchase price of approximately $802.2 million, and asset retirement costs related to the properties acquired. To also record accretion of discount expense related to the estimated asset retirement obligations for wells and facilities acquired. Accretion expense has been adjusted to reflect our credit adjusted risk free rate.
          Exploration Expense — To record estimated exploration expense in connection with our efforts to exploit the reserve base of the properties acquired. We used historical rates of geological and geophysical expense incurred during the six months ended June 30, 2005, which approximated $0.11 per Mcfe. We did not include in this rate costs incurred during the six months ended June 30, 2005 for exploratory dry holes.
          General and Administrative — To record expenses associated with anticipated increases in personnel and office expansion. This adjustment also includes the estimated costs related to our production participation plan for the periods indicated. Under the production participation plan for the 2005 plan year, the estimated discounted value of the plan must be expensed immediately for employees over 65 years old and amortized over five years for the majority of other employees.
          Interest Expense — To record interest expense and amortization of debt issuance costs for debt incurred under our credit facility to fund the acquisition of the Postle Properties, less all repayments of debt under the credit facility relating to net proceeds remaining from this offering and the private placement of $250 million aggregate principal amount of our senior subordinated notes, after the North Ward Estes and Ancillary Properties acquisition is funded. We used current interest rates of 4.94% for borrowings under its facility. Each 1/8% change in this credit facility interest rate would affect income before income taxes by $0.4 million for the year ended December 31, 2004. Further, to record interest expense and amortization of deferred financing costs and fees related to the private placement of our senior subordinated notes bearing interest at 7%.
          Income Taxes — To record income tax expense on pretax income from the Postle Properties and the North Ward Estes and Ancillary Properties for the year ended December 31, 2004, based on our statutory tax rate of 38.6%.

UNDERWRITING
          We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are acting as the representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,725,000
J.P. Morgan Securities Inc.	1,293,750
Wachovia Capital Markets, LLC	632,500
Banc of America Securities LLC	575,000
Lehman Brothers Inc.	575,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	402,500
Raymond James & Associates, Inc.	316,250
Petrie Parkman & Co., Inc.	115,000
RBC Capital Markets Corporation	57,500
Simmons & Company International	57,500

Total	5,750,000

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or part.
Commissions and Discounts
          The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.95 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds to us before expenses. The information assumes either no exercise or full exercise by the underwriters of the overallotment option.

	Per Share	Without Option	With Option

Public offering price	$43.60	$250,700,000	$288,305,000
Underwriting discount	$1.635	$9,401,250	$10,811,438
Proceeds, before expenses, to us	$41.965	$241,298,750	$277,493,562
          The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.
Overallotment Option
          We have granted an option to the underwriters to purchase up to 862,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sale of Similar Securities
          We, our executive officers and our directors have agreed, with exceptions, not to sell or transfer any of our common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch & Co. and JPMorgan on behalf of the underwriters. Specifically, we have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	file a registration statement other than with respect to shares of our common stock or other securities, in each case, to be issued by us,

•	lend or otherwise dispose of or transfer any common stock, or

•	enter into any swap or other agreement that transfer, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transactions is to be settled by delivery of shares or other securities, in cash or otherwise.
          This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires power of disposition. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

New York Stock Exchange Listing
          The shares are listed on the New York Stock Exchange under the symbol “WLL.”
Price Stabilization, Short Positions and Penalty Bids
          Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
          If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representative may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of such purchases.
          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Website is not part of this prospectus.
Other Relationships
          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. In addition, affiliates of J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, Banc of America Securities LLC and KeyBanc Capital Markets, a division of McDonald Investments Inc., are lenders under Whiting Oil and Gas Corporation’s bank credit facility and each will receive its proportionate share of the net proceeds of the offering used to repay a portion of the outstanding balance under the credit facility. In addition, Wachovia Capital Markets, LLC served as co-financial advisor to Celero Energy, LP pursuant to our acquisition of the Postle and North Ward Estes properties from Celero, and certain affiliates of Wachovia Capital Markets, LLC currently own approximately 5% of the common stock of Celero and act as a lender under Celero’s credit facility. These affiliates of Wachovia Capital Markets, LLC may receive portion of the proceeds from this offering as a result of Celero’s repayment of its credit facility with a portion of offering proceeds we are paying to Celero and a cash payment of the remaining amount of such proceeds by Celero to its current shareholders. Because more than ten percent of the net proceeds may be paid to affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(h)(2). Because a bona fide independent market exists for our common stock, the NASD does not require that we use a qualified independent underwriter. We expect that each of the underwriters will be initial purchasers in our senior subordinated notes private placement.

LEGAL MATTERS
          Certain legal matters relating to this offering will be passed upon for us by the law firm of Foley & Lardner LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by the law firm of Vinson & Elkins L.L.P.
EXPERTS
          The financial statements, financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference from Whiting Petroleum Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to a change in Whiting Petroleum Corporation’s method of accounting for asset retirement obligations effective January 1, 2003, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
          The statements of revenues and direct operating expenses of the oil and gas properties (the North Ward Estes and Ancillary Properties) acquired in October 2004 by Celero Energy, LP for the six months ended June 30, 2005, year ended December 31, 2004, and three months ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein.
          The statements of revenues and direct operating expenses of the oil and gas properties (the Postle Properties) acquired in July 2004 by Celero Energy, LP for the six months ended June 30, 2005 and each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein.
          Certain information with respect to our oil and natural gas reserves derived from the reports of Cawley Gillespie & Associates, Inc., R.A. Lenser & Associates, Inc. and Ryder Scott Company, L.P., each independent petroleum engineering consultants, has been incorporated in this prospectus supplement and the accompanying prospectus by reference from Whiting Petroleum Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 on the authority of said firms as experts in petroleum engineering.
          Certain information with respect to the oil and natural gas reserves of the Postle properties we acquired on August 4, 2005 and the North Ward Estes properties we expect to acquire on October 4, 2005 derived from the report of Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants, has been incorporated in this prospectus supplement and the accompanying prospectus by reference from Whiting Petroleum Corporation’s Current Report on Form 8-K, dated August 4, 2005, as amended by Whiting Petroleum Corporation’s Current Report on Form 8-K/A filed with the SEC on September 19, 2005, on the authority of said firm as experts in petroleum engineering.

PROSPECTUS
$500,000,000

Whiting Petroleum Corporation
Debt Securities
Common Stock
Preferred Stock
Warrants
Stock Purchase Contracts
Stock Purchase Units

          We may offer and sell from time to time up to an aggregate initial offering price of $500,000,000 of our securities in one or more classes or series and in amounts, at prices and on terms that we will determine at the times of the offerings. Our subsidiaries may guarantee any debt securities that we issue under this prospectus.
          We will provide specific terms of the securities, including the offering prices, in one or more supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.
          Our common stock is listed on the New York Stock Exchange under the symbol “WLL.”

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 14, 2005.

ABOUT THIS PROSPECTUS
          In this prospectus, “we,” “us,” “our” or “ours” refer to Whiting Petroleum Corporation.
          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities or combinations of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $500,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”
          You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus and the documents incorporated by reference contain statements that we believe to be “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts, including, without limitation, statements regarding our future financial position, business strategy, projected revenues, earnings, costs, capital expenditures and debt levels, and plans and objectives of management for future operations, are forward looking statements. When used in this prospectus, words such as we “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward looking statements. Such forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include:

•	declines in oil or natural gas prices;

•	our level of success in exploitation, exploration, development and production activities;

•	our ability to obtain external capital to finance acquisitions;

•	our ability to identify and complete acquisitions and to successfully integrate acquired businesses, including our ability to realize cost savings from completed acquisitions;

•	unforeseen underperformance of or liabilities associated with acquired properties;

•	inaccuracies of our reserve estimates or our assumptions underlying them;

•	failure of our properties to yield oil or natural gas in commercially viable quantities;

•	uninsured or underinsured losses resulting from our oil and natural gas operations;

•	our inability to access oil and natural gas markets due to market conditions or operational impediments;

•	the impact and costs of compliance with laws and regulations governing our oil and natural gas operations;

•	risks related to our level of indebtedness;

•	our ability to replace our oil and natural gas reserves;

•	any loss of our senior management or technical personnel;

•	competition in the oil and natural gas industry;

•	risks arising out of our hedging transactions; and

•	other risks described in documents we incorporate by reference.
          We assume no obligation, and disclaim any duty, to update the forward looking statements in this prospectus or in the documents we incorporate by reference.
WHITING PETROLEUM CORPORATION
          We are engaged in oil and natural gas exploitation, acquisition, exploration and production activities primarily in the Permian Basin, Rocky Mountains, Gulf Coast, Michigan, Mid-Continent and California regions of the United States. Our focus is on pursuing growth projects that we believe will generate attractive rates of return and maintaining a balanced portfolio of lower risk, long-lived oil and natural gas properties that provide stable cash flows. Since our inception in 1980, we have built a strong asset base and achieved steady growth through both property acquisitions and exploitation activities.
          Our principal executive offices are located at 1700 Broadway, Suite 2300, Denver, Colorado 80290-2300, and our telephone number is (303) 837-1661.

USE OF PROCEEDS
          Unless we otherwise specify in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, which may include reduction or refinancing of debt or other corporate obligations, the financing of capital expenditures, acquisitions and additions to our working capital. Until we use the net proceeds from the sale of the securities for these purposes, we may place the net proceeds in temporary investments.
RATIO OF EARNINGS TO FIXED CHARGES
          The following table presents our ratios of consolidated earnings to fixed charges for the periods presented.

	Nine Months
	Ended	Years Ended December 31,
	September 30,
	2004	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges(1)	7.27x	4.85x	2.08x	6.10x	6.93x	3.32x

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges, earnings consist of income before income taxes, fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.
          We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.

DESCRIPTION OF DEBT SECURITIES
          This section describes the general terms and provisions of the debt securities that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit from time to time in the form of one or more series of debt securities. The applicable prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities.
          Any debt securities issued using this prospectus (“Debt Securities”) will be our direct unsecured general obligations. The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, certain of our domestic subsidiaries, if our domestic subsidiaries are guarantors of the Debt Securities, and a U.S. banking institution (a “Trustee”). The Trustee for each series of Debt Securities will be identified in the applicable prospectus supplement. Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”
          We are a holding company, and we primarily conduct our operations through subsidiaries. Unless the Debt Securities are guaranteed by our subsidiaries as described below, the rights of our company and our creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.
          We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. In the summary below we have included references to article or section numbers of the applicable Indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the Indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.
General
          The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series (Section 301). We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture.
          The Senior Debt Securities will rank equally with all of our other senior unsecured and unsubordinated debt (“Senior Debt”). The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities.
          If specified in the prospectus supplement, certain of our domestic subsidiaries (the “Subsidiary Guarantors”) will fully and unconditionally guarantee (the “Subsidiary Guarantees”) on a joint and several basis the Debt Securities as described under “— Subsidiary Guarantees” and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor. Subsidiary Guarantees of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt (Article Thirteen).

          The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

(1) the title of the Debt Securities;

(2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3) whether any of the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

(4) any limit on the aggregate principal amount of the Debt Securities;

(5) the dates on which the principal of the Debt Securities will be payable;

(6) the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7) the places where payments on the Debt Securities will be payable;

(8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

(10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11) whether the Debt Securities are defeasible;

(12) any addition to or change in the Events of Default;

(13) whether the Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14) if convertible into our common stock or any of our other securities, the terms on which such Debt Securities are convertible;

(15) any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and

(16) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture (Section 301).
          The Indentures do not limit the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by our company and may be in any currency or currency unit designated by us.
          Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.
Senior Debt Securities
          The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Except as provided in the applicable Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Indenture will limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.
Subordination of Subordinated Debt Securities
          The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our Subordinated Debt (Article Twelve of the Subordinated Indenture). The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshaling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.
          The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.
          The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.
          The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Legal Defeasance and Covenant Defeasance.”
Subsidiary Guarantees
          If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.
          Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, fully and unconditionally guarantee the prompt payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor (Section 1302).

          In the case of Subordinated Debt Securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture (Article Fourteen of the Subordinated Indenture).
          Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally (Section 1306).
          Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the applicable Debt Securities (or such Debt Securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2) be binding upon each Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.
          In the event that a Subsidiary Guarantor ceases to be a Subsidiary, either legal defeasance or covenant defeasance occurs with respect to the series or all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee (Section 1304). In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.
Conversion Rights
          The Debt Securities may be converted into other securities of our company, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Debt Securities or at the option of our company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Debt Securities.
Form, Exchange and Transfer
          The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof (Section 302).
          At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount (Section 305).
          Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement (Section 305). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series (Section 1002).
          If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part (Section 305).
Global Securities
          Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.
          Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities; or

(3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.
          All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct (Sections 205 and 305).
          As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.
          Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, any Trustee or the agents of ourself, the Subsidiary Guarantors or any Trustee will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
Payment and Paying Agents
          Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest (Section 307).
          Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series (Section 1002).
          All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment (Section 1003).
Consolidation, Merger and Sale of Assets
          We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2) immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met (Section 801).
Events of Default
          Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “— Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6) Indebtedness of ourself, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $20.0 million;

(7) any judgment or decree for the payment of money in excess of $20.0 million is entered against us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, remains outstanding for a period of 60 consecutive days following entry of such judgment and is not discharged, waived or stayed;

(8) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor; and

(9) if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture) (Section 501).
          If an Event of Default (other than an Event of Default with respect to Whiting Petroleum Corporation described in clause (8) above) with respect to the Debt Securities of any series at the time

Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default with respect to Whiting Petroleum Corporation described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture (Section 502). For information as to waiver of defaults, see “— Modification and Waiver” below.
          Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable indemnity (Section 603). Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series (Section 512).
          No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).
          However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security (Section 508).
          We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults (Section 1004).
Modification and Waiver
          Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

(2) reduce the principal amount of, or any premium or interest on, any Debt Security;

(3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

(4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

(5) impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;

(6) modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the Subordinated Debt Securities;

(7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

(10) modify such provisions with respect to modification, amendment or waiver (Section 902).
          The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture (Section 1009). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series (Section 513).
          Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and

(3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause).

          Certain Debt Securities, including those owned by us, any Subsidiary Guarantor or any of our other Affiliates, will not be deemed to be Outstanding (Section 101).
          Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time (Section 104).
Satisfaction and Discharge
          Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

(1) either:

(a) all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding Debt Securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied (Article Four).
Legal Defeasance and Covenant Defeasance
          If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, which we call “legal defeasance” or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance” (Section 1501).
          Legal Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “— Events of Default,” at any time until 121 days after such deposit;

(3) such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

(4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1502 and 1504).
          Covenant Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6), (7) and (9) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and United States Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments (Sections 1503 and 1504).
          If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantees will terminate (Section 1304).
Notices
          Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Sections 101 and 106).
Title
          We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes (Section 308).
Governing Law
          The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York (Section 112).

DESCRIPTION OF CAPITAL STOCK
General
          The authorized capital stock of Whiting Petroleum Corporation consists of 75,000,000 shares of common stock, $0.001 par value per share and 5,000,000 shares of preferred stock, $0.001 par value per share.
          The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Since this is only a summary it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our certificate of incorporation and our by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”
Common Stock
          Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
          If we offer preferred stock, we will file the terms of the preferred stock with the SEC and the prospectus supplement relating to that offering will include a description of the specific terms of the offering, including the following specific terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.
          Under the terms of our certificate of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
          It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.
Delaware Anti-Takeover Law and Charter and By-law Provisions
          We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws. We have not “opted out” from the application of Section 203.
          Under our certificate of incorporation and by-laws, our board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. Any vacancies on the board of directors may be filled only by a majority vote of the remaining directors. Our certificate of incorporation and by-laws also provide that any director may be removed from office, but only for cause and only by the affirmative vote of the holders of at least 70% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors.
          Our certificate of incorporation prohibits stockholders from taking action by written consent without a meeting and provides that meetings of stockholders may be called only by our chairman of the board, our president or a majority of our board of directors. Our by-laws further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of stockholders must be given in the manner provided in our by-laws, which contain detailed notice requirements relating to nominations and other action.
          The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our company.
Liability and Indemnification of Officers and Directors
          Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. In addition, we may enter into indemnification agreements with our directors and officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from our directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and by-laws are necessary to attract and retain qualified persons as directors and officers.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

DESCRIPTION OF WARRANTS
          We may issue warrants for the purchase of debt securities, preferred stock, common stock or other securities. Warrants may be issued independently or together with debt securities, preferred stock, or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.
          The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.
          Reference is made to the prospectus supplement relating to the particular issue of warrants offered pursuant to such prospectus supplement for the terms of and information relating to such warrants, including, where applicable:

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

•	the number of shares of common stock purchasable upon the exercise of warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•	the number of shares and series of preferred stock purchasable upon the exercise of warrants to purchase preferred stock and the price at which such number of shares of such series of preferred stock may be purchased upon such exercise;

•	the designation and number of units of other securities purchasable upon the exercise of warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	United States federal income tax consequences applicable to such warrants;

•	the amount of warrants outstanding as of the most recent practicable date; and

•	any other terms of such warrants.
          Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement.
          Each warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of preferred stock, common stock or other securities at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the prospectus supplement relating to such warrants.
          Prior to the exercise of any warrants to purchase debt securities, preferred stock, common stock or other securities, holders of such warrants will not have any of the rights of holders of debt securities, preferred stock, common stock or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the preferred stock, or common stock purchasable upon such exercise, or to exercise any applicable right to vote.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
          We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as “stock purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred securities, warrants, other securities or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.
          The stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units, will be filed with the SEC in connection with the offering of stock purchase contracts or stock purchase units. The prospectus supplement relating to a particular issue of stock purchase contracts or stock purchase units will describe the terms of those stock purchase contracts or stock purchase units, including the following:

•	if applicable, a discussion of material United States federal income tax considerations; and

•	any other information we think is important about the stock purchase contracts or the stock purchase units.

PLAN OF DISTRIBUTION
          We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates and shareholders, or in a rights offering, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.
          In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.
Sale Through Underwriters or Dealers
          If we use underwriters in the sale, the underwriters will acquire the securities for their own account for resale to the public. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
          Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.
          Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.
          If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.
          The maximum compensation we will pay to underwriters in connection with any offering of the securities will not exceed 8% of the maximum proceeds of such offering. All post-effective amendments or prospectus supplements disclosing the actual price and selling terms of each offering of the securities will be submitted to the National Association of Securities Dealers, or “NASD,” Corporate Financing Department at the same time they are filed with the SEC. The NASD Corporate Financing Department will be advised if, subsequent to the filing of any offering of the securities, any of our 5% or greater stockholders is or becomes an affiliate or associated person of an NASD member participating in the distribution of such securities. All NASD members participating in offerings of the securities understand the requirements that have to be met in connection with Rule 415 under the Securities Act of 1933 and NASD Notice to Members 88-101.
Direct Sales and Sales through Agents
          We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.
          We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.
          We may also make direct sales through subscription rights distributed to our existing shareholders on a pro rata basis that may or may not be transferable. In any distribution of subscription rights to our shareholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or we may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.
Remarketing Arrangements
          Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act of 1933, in connection with the securities remarketed.

Delayed Delivery Arrangements
          If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.
General Information
          We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.
          Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of our business.

WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.
          We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.
          We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	our Current Reports on Form 8-K, dated February 2, 2004, April 22, 2004, April 26, 2004, May 6, 2004, June 3, 2004, July 20, 2004, September 1, 2004, September 23, 2004 (as amended by Amendment No. 1 thereto on Form 8-K/ A filed on October 18, 2004), October 26, 2004 and November 16, 2004; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, dated November 14, 2003, and any amendment or report updating that description.
          You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

Whiting Petroleum Corporation 1700 Broadway, Suite 2300 Denver, Colorado 80290 (303) 837-1661 Attention: Corporate Secretary

LEGAL MATTERS
          The validity of the securities offered by this prospectus will be passed upon for us by Foley & Lardner LLP. Any underwriters will be advised by Vinson & Elkins L.L.P. about other issues relating to any offerings of the securities.
EXPERTS
          The consolidated financial statements of Whiting Petroleum Corporation as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in Whiting Petroleum Corporation’s method of accounting for asset retirement obligations effective January 1, 2003), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
          The statements of revenues and direct operating expenses of the Permian Basin Acquisition Properties for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference from Amendment No. 1 to our Current Report on Form 8-K dated September 23, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
          Certain information with respect to our oil and natural gas reserves derived from the reports of Cawley Gillespie & Associates, Inc., R.A. Lenser & Associates, Inc. and Ryder Scott Company, L.P., each independent petroleum engineering consultants, has been incorporated in this registration statement by reference on the authority of said firms as experts in petroleum engineering.

5,750,000 Shares
Whiting Petroleum Corporation
Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
JPMorgan
Wachovia Securities
Banc of America Securities LLC
Lehman Brothers
KeyBanc Capital Markets
Raymond James
Petrie Parkman & Co.
RBC Capital Markets
Simmons & Company International
September 28, 2005